FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 81 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's 2002 Interim Report in English. pg. 3

2002 Interim Report

Powering

tomorrow

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.

CONTENTS

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the "Company") is pleased to announce the unaudited operating results for the six months period ended 30th June, 2002 (the "Accounting Period") and a comparison with the operating results for the same period of 2001. For the six months period ended 30th June, 2002, the Company recorded net operating revenues of Rmb7,861 million and net profit of Rmb1,777 million, representing increases of 5.44% and 14.05% respectively as compared to the same period of 2001. Earnings per share was Rmb0.30 and net asset value per share was Rmb4.71.

The Board of Directors is satisfied with the above results. Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2002, the continued and steady development of the PRC's national economy led to the stable increase in power demand thus creating a favourable market environment for the growth of power generation. The management and all the staff of the Company made great efforts to seize the favourable opportunities of market upturn and to strengthen the operation and management, thus overcoming adverse factors including increase in fuel prices and decrease in power tariffs and achieving satisfactory results.

1. Power Generation

   During the first half of this year, the power plants of the Company achieved power generation totalling 29.41 billion kWh on the consolidation basis, representing approximately 51.6% of the annual plan and an increase of 11.2% over the same period of last year. The growth of power generation was mainly attributable to the increase in the demand for power generation in the PRC. At the same time, power generation of the power plants increased significantly due to the weather conditions of Fujian and other regions. On the other hand, suitable arrangement for the overhaul of generating units enhanced the safe and stable operation of the generating units and increased the availability factor of the generating units, thus contributing to the increase in power generation.

2. Cost Control

   Owing to the change in the coal supply and demand situation in the PRC, coal prices have increased significantly since the second half of the previous year. The Company strengthened its management of coal procurement and reinforced its cost control measures which proved to be fruitful. The average unit cost for power sold of the Company for the first half of the year was Rmb194.6/MWh, which was slightly decreased from the same period of last year.

3. Project development and construction

   In the first half of the year, one 660 MW coal-fired generating unit (Unit 5) of Dezhou Power Plant Phase III completed trial operation on 29th June and commenced commercial operation one year ahead of the project's original schedule. At the same time, the Company is actively pushing ahead the development of two gas-fired generation projects in Shanghai and Jinling and the expansion projects of Shangan Phase III and Shantou Phase II as well as Zhejiang Yuhuan Power Plant, and has made progress in their preliminary work.

4. Asset Acquisition

According to its overall development strategy and asset acquisition plan, the Company successfully acquired the equity interests in Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and all the assets and liabilities of Zhejiang Changxing Power Plant, all of which were formerly owned by China Huaneng Group ("Huaneng Group"). After obtaining all the necessary government approvals on the acquisition and paying the purchase consideration, the acquisition became effective on 1st July, 2002 and the Company obtained the ownership and control over the relevant assets on the same day. Such acquired equity interests and assets have been consolidated to the Company from 1st July, 2002 thereby increasing its net additional capacity by 1,686.6 MW. The acquisition further increased the Company's market share in East China, and enabled the Company to enter into Zhejiang Province, one of the fastest growing markets for power demand in the PRC, for the first time. The Company has full confidence that these acquired power plants will bring reasonable returns through further strengthening its management.

5. Corporate Governance

In order to further enhance the corporate governance of the Company and to strengthen its management, the Board has appointed an additional independent director with an aim to strengthen the directing and supervising functions of the Board in respect of the Company's business activities and operations and to more effectively protect the interests of the investors.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Despite the above-mentioned results, the Company anticipates to face various challenges and difficulties during the second half of this year, such as increasing pressure for tariff reduction of some power plants, the unlikely change of the coal market trend in the near future, and the possibility of uncertain factors arising from the power sector reform, all of which may affect the profitability of the Company in the near future. The management of the Company will continue to put optimisation of shareholders' interests as its operation objective and targets. Accordingly, the management and all the staff of the Company will continue to strive to overcome the difficulties and ensure the achievement of annual targets in terms of generation and operation. The main tasks for the second half of the year include:

1. to ensure safe operation of all power plants and increase power generation by every possible means so as to exceed the annual power generation target;
2. to strengthen internal management and cost controls; to continue to focus on fuel costs control in order to limit the range of increase of unit fuel costs; to strengthen the analysis and forecast on the coal market and to actively tap into new, more economical and suitable types of coal, and greatly promote blended coal burning and energy saving work;
3. to reinforce the Company's marketing efforts and further improve the analysis on power pooling in order to maximise the benefits of power sale by competitive bidding;
4. to follow the trend of the power sector reforms and seize every possible opportunity to expand the operating scale of the Company and increase the competitiveness of the Company;
5. to strive to commence the operation of generator Unit 6 of Dezhou Power Plant Phase III and continue to actively carry out the preparation work of the proposed projects.

OPERATING RESULTS

Summary

During the first half of 2002, the power generation of the Company and its subsidiary increased by 11.2% when compared with the same period of last year, amounting to 29.41 billion kWh (2001: 26.45 billion kWh). The generator unit No.5 of Dezhou Phase III, a 660MW coal-fired generating unit, was put into commercial operation on 29th June, 2002. It is expected to increase cash inflow from operating activities considerably for the Company in the second half of the year.

Net Operating Revenues

Net operating revenues represent operating revenues net of value-added tax and deferred revenue. For the first half of 2002, the consolidated net operating revenues of the Company and its subsidiary were Rmb7,861 million, representing an increase of 5.44% over Rmb7,456 million of the same period of last year (when comparing the net operating revenues before deferred revenue, it would have been increased by 6.67% over the same period of last year). Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost recovered from the tariff over the amount actually incurred in that year. The Company estimates that over the useful lives of its power plants, the total amount of major repair and maintenance expenses determined on the basis of 1% of fixed assets cost would approximate the total amount to be actually incurred. With reference to the relevant accounting treatment under US GAAP in relation to cost not yet incurred but already recovered from the tariff, the Company recorded the excess amount as deferred revenue and reduced the same amount from repair and maintenance expenses in 2002 (i.e. repair and maintenance expenses are recorded based on the actual amount incurred).

The increase of net operating tariff was mainly contributed by Fuzhou Power Plant and Shantou Coal-fired Power Plant. Owing to the low rainfall in Fujian Province during the first half of 2002, the power generation of hydro power plants was reduced. The power generation of Fuzhou Power Plant was increased by 87.29% when compared with the same period in last year. The demand of electricity was very high in Guangdong for the first half of year. As such, the operating hour of Shantou Coal-fired Power Plant had reached its record high. The power generation and net operating revenue of Shantou Coal-fired Power Plant increased by 14.58% and 15.20%, respectively.

Operating Costs

The consolidated operating costs of the Company and its subsidiary increased by 6.92% to Rmb5,441 million over the same period of last year (when comparing the operating costs with the repair and maintenance expenses determined on the basis of 1% of the fixed assets cost, it would have been increased by 8.73%). The percentage of increase was lower than that of power generation during the period.

The main operating cost of the Company and its subsidiary is fuel cost. The Company faced very unfavourable coal market situation. The constant increase of coal price resulted in increasing in fuel cost from July 2001 to February 2002. The unit price of natural coal increased by 9.58% to Rmb238.01 per ton when compared with Rmb217.2 per ton of the same period of last year. Although the Company had adopted effective cost control measure to control procurement cost to reduce fuel usage, the unit fuel cost per MWh of power sold increased by 10.17% to Rmb102.40 (2001: Rmb92.95).

Apart from the non-controllable operating cost such as depreciation expenses, the maintenance expenses and other expenses of the Company had decreased in different degree when compared with the same period of last year, which was a result of our effective cost control measures.

Financial Expenses

The financial expenses for the first half of 2002 amounted to Rmb200 million, representing a decrease of 56.15% when compared with Rmb457 million during the same period of last year. This was because of the repayment of the loan balance and decrease of market interest rate during the first half of 2002.

Income Tax

For the first half of 2002, the Company enjoyed the same preferential tax treatment as in last year. The average tax rate for the current period was 17%.

Net Profit

The consolidated net profit of the Company and its subsidiary for the first half of 2002 was Rmb1,777 million, representing an increase of 14.05% when compared with Rmb1,558 million for the first half of 2001. This was mainly attributable to the increase of power generation, better cost control measures adopted by the Company and reduction of interest expenses.

Comparison of Key Financial Ratios

	30th June, 2002		30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Ratio of liabilities and shareholders' equity	0.51	0.48	0.80	0.75
Current ratio	1.26	1.29	0.98	0.99
Quick ratio	1.23	1.17	0.89	0.90
Interest coverage ratio	6.66	6.80	4.49	4.63

In the first half of 2002, the Company redeemed the convertible notes with a principal of approximately US$210 million, at a premium of US$60 million. As a result, the ratio of liabilities to shareholders' equity was decreased and this had strengthened the capital structure of the Company.

The operating results in the first half of 2002 had reflected the improvement of the competitiveness, earning ability and capital structure of the Company.

As at 30th June, 2002, the total liabilities of the Company and its subsidiary were approximately Rmb14.52 billion, and the ratio of liabilities to shareholders' equity was 0.51.

As at 30th June, 2002, the balances of loans denominated in foreign currencies were US$1,210 million (including US$20 million non-redeemed convertible notes), of which US$245 million was repayable within one year. The Company and its subsidiary will pay close attention to the fluctuations in the foreign exchange market and cautiously assess the exchange rate risk.

As at 30th June, 2002, the total balance of interest-bearing loan of the Company and its subsidiary amounted to Rmb10.954 billion, of which the balance of the floating-rate loans of the Company and its subsidiary amounted to approximately Rmb4,041 million. The Company and its subsidiary made use of interest rate swap contracts, when appropriate, to manage the risk of interest rate fluctuations. Please refer to Note 14 to the condensed financial statements for further details.

Formula of the financial ratio:

Ratio of liabilities to shareholders' equity	=	balance of liabilities at the end of the period/ balance of shareholders' equity at the end of the period
Current ratio	=	balance of current assets at the end of the period/ balance of current liabilities at the end of the period
Quick ratio	=	(balance of current assets at the end of the period – net amount of inventory at the end of the period)/ balance of current liabilities at the end of the period
Interest coverage ratio	=	(profit before taxation + interest expenses)/ interest expenditure (including capitalised interest)

SHARE CAPITAL STRUCTURE

As at 30th June, 2002, the entire issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,000,000,000 shares, of which 4,500,000,000 shares were domestic shares, representing 75% of the entire issued share capital, and 1,500,000,000 shares were foreign shares, representing 25% of the entire issued share capital. In respect of domestic shares, Huaneng International Power Development Corporation ("HIPDC") owns a total of 2,554,840,000 shares, representing 42.58% of the entire issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.42% of the entire issued share capital.

The US$230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of US$29.2 for each American Depository Share on or before 21st May, 2004. As stipulated in the terms of the notes, holders of the notes have the option for early redemption on 21st May, 2002, in whole or in part, at 128.575% of the principal amount of the notes together with accrued interest. According to the formal written notice of the trustee bank for the notes, the final effective principal amounts of US$209,685,000 of the notes were tendered for early redemption. The Company redeemed such notes on 21st May, 2002. As at 30th June, 2002, there were outstanding notes with a face value of US$20,315,000. Assuming such portion of the convertible notes was fully converted into foreign shares of the Company, the total issued share capital of the Company would increase by 27,828,767 foreign shares.

The Company is not aware of any conversion of the convertible notes into shares of the Company as at 30th June, 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not sell any other types of securities and did not purchase or redeem its own shares or other securities in the first half of 2002.

SHAREHOLDING OF MAJOR SHAREHOLDERS

As at 30th June, 2002, the shareholding position of the Company was as follows:

	Total Shareholdings (in '000)	Percentage of total shares outstanding (%)
Domestic Shares		
Huaneng International Power Development Corporation	2,554,840	42.58
Hebei Provincial Construction Investment Company	452,250	7.54
Fujian International Trust & Investment Company Limited	334,850	5.58
Jiangsu International Trust & Investment Company Limited	312,375	5.20
Liaoning Energy Corporation	229,685	3.83
Dalian Municipal Construction Investment Company	226,125	3.77
Nantong Investment Management Centre	67,875	1.13
Shantou Electric Power Development Company	46,500	0.77
Shantou Power Development Joint Stock Company Limited	19,000	0.32
Dandong Energy Investment Development Centre	6,500	0.11
Public Shares	250,000	4.17
Sub-total	4,500,000	75.00
Overseas Listed Foreign Shares	1,500,000	25.00
TOTAL	6,000,000	100.00

Save and except for the above, the Board of Directors was not aware of any other major shareholders who should make the aforesaid disclosure in accordance with section 16(1) of the Securities (Disclosure of Interests) Ordinance.

DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES

As at 30th June, 2002, none of the directors, senior managerial staff, supervisors and other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded on the register pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. The Company did not have any arrangement during such period whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of, the Company or other corporate body.

DIVIDENDS

It was resolved by the Board of Directors not to distribute any interim dividends for 2002.

MAJOR EVENTS

1. The Company convened a board meeting on 27th March, 2002. At the meeting, it was resolved that the Company would not re-appoint Arthur Andersen & Co. (Hong Kong Certified Public Accountants) and Arthur Andersen • Hua Qiang Certified Public Accountants as its respective international auditors and the PRC auditors for 2002; and that the Company appointed PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers as its respective PRC auditors and international auditors for 2002.

2. The Company convened a board meeting on 9th May, 2002. The meeting discussed and passed the resolution for the Rmb2.05 billion acquisition of the equity interests and assets of four power plants from Huaneng Group: (1) 70% equity interest of the registered capital of Shanghai Shidongkou Power Limited Company ("Shanghai Shidongkou First Power Plant"); (2) 70% equity interest of the registered capital of Suzhou Industrial Park Huaneng Power Limited Liability Company ("Jiangsu Taicang Power Plant"); (3) 44.16% equity interest of the registered capital of Jiangsu Huaneng Huaiyin Power Limited Company ("Jiangsu Huaiyin Power Plant"); and (4) the entire assets and liabilities of Zhejiang Changxing Power Plant. Accordingly, the Company entered into a transfer agreement on the acquisition with Huaneng Group on that day.

   On 24th June, 2002, the Company convened an extraordinary general meeting. The above acquisition and its relevant connected transactions were approved at the meeting. The above transaction was also approved by relevant government authority. Settlement of the above transfer agreement was completed on 1st July, 2002 and the acquired equity interests of Huaneng Group were consolidated into the Company from 1st July, 2002.

3. According to the terms of the US$230 million convertible notes issued by the Company, holders of the notes have the option for early redemption on 21st May, 2002, in whole or in part, at 128.575% of the principal amount of the notes together with accrued interest. According to the formal written notice of the trustee bank for the notes, the final effective principal amounts of US$209,685,000 of the notes were tendered for early redemption.

CHANGE OF DIRECTORS, SUPERVISORS AND MANAGEMENT

The Company convened its annual general meeting for 2001 on 15th May, 2002. At the meeting, it was resolved that the resignations of Mr Feng Dawei, Ms Li Zhongshu, Mr Bao Qianyuan, Mr Lin Jianxin and Mr Miao Kai as directors of the Company be approved; the appointments of Mr Wu Dawei, Mr Liu Guoyue, Mr Shen Zongmin and Mr Shen Weibing as directors and the appointment of Mr Qian Zhongwei as an independent director of the Company be approved, and their term of office shall be effective from the date of approval to the expiration date of the term of office of this session of board of directors.

CODE OF BEST PRACTICE

The Company has not established an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting procedures and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Code of Best Practice"). However, since the establishment of the Company, under its organisational structure, the Company has, in lieu, established a Supervisory Committee which carries out functions similar to those of an Audit Committee. Members of the Company's Supervisory Committee are elected by and can be removed in general meetings of shareholders and shall be accountable to the shareholders at the general meeting. Members of the Audit Committee mainly comprise the non-executive independent directors of the Company. Apart from this, the Financial Committee of the Board of Directors also carries out the function to examine the financial positions, budget and accounting reports and relevant financial issues of the Company.

Apart from this, none of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Accounting Period, in compliance with the Code of Best Practice.

LEGAL PROCEEDINGS

As at 30th June, 2002, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Company is aware of.

DOCUMENTS FOR INSPECTION

Besides this announcement, the Company will file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2002 will be available at the following addresses and website:

PRC	Huaneng Power International, Inc. West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing People's Republic of China	
	Telephone Number:	(8610) 6649 1999
	Fax Number:	(8610) 6649 1860
	Postal code:	100031
Hong Kong	Rikes Communications Limited Room 701, Wanchai Central Building 89 Lockhart Road Wanchai Hong Kong	
	Telephone No:	(852) 2520 2201
	Fax No:	(852) 2520 2241
Website of the Company	http://www.hpi.com.cn	

By Order of the Board
Li Xiaopeng
Chairman

Beijing, the PRC
7th August, 2002

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

REVIEW REPORT TO THE SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC.
(Incorporated in the People's Republic of China with limited liability)

We have reviewed the accompanying condensed consolidated balance sheet of Huaneng Power International, Inc. (the "Company") and its subsidiary as at 30th June, 2002, and the related condensed consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period then ended. These financial statements set out on pages 11 to 23 are the responsibility of the management of the Company and its subsidiary. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standards on Auditing applicable to review engagements. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standards.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7th August, 2002

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT 30TH JUNE, 2002

(Prepared in accordance with International Accounting Standards)

(Amounts expressed in thousands of Rmb)

	Note	As at 30th June, 2002	As at 31st December, 2001
			(Note 19)
ASSETS			
Non-current assets			
Property, plant and equipment, net		36,724,457	37,557,114
Land use rights		792,681	787,131
Investment in an associate		209,553	226,488
Other long-term assets		205,567	183,628
Less: Negative goodwill		(2,101,866)	(2,225,505)
Total non-current assets		35,830,392	36,528,856
Current assets			
Cash and cash equivalents	*16*	3,731,507	2,173,136
Temporary cash investments	*16*	1,059,366	6,224,070
Accounts receivable	*4*	1,555,093	1,407,171
Materials and supplies, net		775,589	718,997
Other receivables and assets, net		200,752	240,545
Total current assets		7,322,307	10,763,919
Total assets		43,152,699	47,292,775
EQUITY AND LIABILITIES			
Shareholders' equity			
4,250,000,000 PRC Domestic Shares, par value Rmb1.00 each, in form of legal person shares		4,250,000	4,250,000
250,000,000 A shares, par value Rmb1.00 each		250,000	250,000
1,500,000,000 Overseas Listed Foreign Shares, par value Rmb1.00 each		1,500,000	1,500,000
Additional paid-in capital		10,603,148	10,137,732
Dedicated capital	*5*	2,977,668	2,659,012
Equity component of convertible notes	*7*	45,090	510,506
Retained earnings		8,644,901	8,986,280
Total shareholders' equity		28,270,807	28,293,530
Minority interests		361,678	486,261

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) *(Cont'd)*

AS AT 30TH JUNE, 2002

(Prepared in accordance with International Accounting Standards)

(Amounts expressed in thousands of Rmb)

	Note	As at 30th June, 2002	As at 31st December, 2001 *(Note 19)*
Non-current liabilities			
Liability component of convertible notes	*7*	153,940	—
Long-term loans from shareholders	*16*	583,323	777,717
Other long-term loans		7,950,909	8,798,045
Deferred tax liability		14,276	—
Other financial liabilities	*14*	11,312	14,875
Total non-current liabilities		8,713,760	9,590,637
Current liabilities			
Short-term loans		100,000	40,000
Current portion of long-term loans from shareholders	*16*	194,797	15,565
Current portion of other long-term loans		1,956,330	2,913,281
Payables and accrued liabilities	*6*	2,717,769	2,657,223
Taxes payable		420,564	521,193
Dividend payable	*12*	13,950	—
Due to HIPDC	*16*	18,923	36,584
Due to other related parties	*16*	54,000	3,225
Staff welfare and bonus payable		330,121	376,193
Liability component of convertible notes		—	1,703,443
Put option of convertible notes	*7*	—	655,640
Total current liabilities		5,806,454	8,922,347
Total equity and liabilities		43,152,699	47,292,775

15

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(Prepared in accordance with International Accounting Standards)

(Amounts expressed in thousands of Rmb, except per share data)

	Note	For the six months ended 30th June, 2002	2001 *(Note 19)*
Operating revenue, net	*9*	7,861,204	7,455,908
Operating expenses:			
Fuel		(2,862,970)	(2,331,880)
Maintenance		(268,548)	(371,079)
Depreciation		(1,579,206)	(1,656,818)
Labor		(433,642)	(356,189)
Transmission fees		(11,906)	(16,294)
Service fees to HIPDC		(143,703)	(153,665)
Others		(140,105)	(203,133)
Total operating expenses		(5,440,080)	(5,089,058)
Profit from operation		2,421,124	2,366,850
Interest income		73,021	52,761
Interest expense		(266,684)	(501,402)
Exchange losses, net		(6,625)	(8,142)
Total financial expenses		(200,288)	(456,783)
Share of loss of an associate		(16,935)	(1,626)
Profit before taxation	*10*	2,203,901	1,908,441
Taxation	*11*	(381,966)	(318,756)
Profit after taxation		1,821,935	1,589,685
Minority interests		(44,658)	(31,370)
Net profit attributable to shareholders		1,777,277	1,558,315
Basic earnings per share (Rmb)	*13*	0.30	0.28
Fully diluted earnings per share (Rmb)	*13*	0.29	0.27

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(Prepared in accordance with International Accounting Standards)

(Amounts expressed in thousands of Rmb)

	Ordinary share	Additional paid-in capital	Dedicated capital	Equity component of convertible notes	Retained earnings	Total
Balance at 1st January, 2002	6,000,000	10,137,732	2,659,012	510,506	8,986,280	28,293,530
Net profit attributable to shareholders for the period	—	—	—	—	1,777,277	1,777,277
Transfer to dedicated capital *(Note 5)*	—	—	318,656	—	(318,656)	—
Dividends declared *(Noted 12)*	—	—	—	—	(1,800,000)	(1,800,000)
Redemption of convertible notes *(Note 7)*	—	465,416	—	(465,416)	—	—
Balance at 30th June, 2002	6,000,000	10,603,148	2,977,668	45,090	8,644,901	28,270,807
Balance at 1st January, 2001	5,650,000	7,717,674	2,022,701	510,506	7,878,854	23,779,735
Net profit attributable to shareholders for the period	—	—	—	—	1,558,315	1,558,315
Transfer to dedicated capital	—	—	288,200	—	(288,200)	—
Dividends declared	—	—	—	—	(1,243,000)	(1,243,000)
Balance at 30th June, 2001	5,650,000	7,717,674	2,310,901	510,506	7,905,969	24,095,050

17

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(Prepared in accordance with International Accounting Standards)

(Amounts expressed in thousands of Rmb)

	For the six months ended 30th June,	
	2002	2001
Net cash provided by operating activities	3,131,758	2,536,680
Net cash provided by investing activities	4,252,632	2,043,112
Net cash used in financing activities	(5,826,019)	(2,979,296)
Net increase in cash and cash equivalents	1,558,371	1,600,496
Cash and cash equivalents, beginning of period	2,173,136	1,988,373
Cash and cash equivalents, end of period	3,731,507	3,588,869

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Prepared in accordance with International Accounting Standards)

1. Company Organization and Principal Activities

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30th June, 1994. Currently, the Company and its subsidiary own and operate twelve power plants, which are located in various provinces of the PRC.

The Company and its subsidiary are principally engaged in the generation and sale of electric power to the respective regional or provincial power companies.

2. Principal Accounting Policies

The accompanying condensed consolidated financial statements are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted for the preparation of the condensed financial statements as at and for the six months ended 30th June, 2002 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December, 2001.

3. List of Subsidiary

(i) Details of the subsidiary of the Company as at 30th June, 2002 were as follow:

Name of subsidiary	Country and date of incorporation	Company's equity interest	Registered capital	Principal activities
Weihai Power Plant	PRC 22nd November, 1993	60%	Rmb761,832,800	Power generation

(ii) After obtaining all necessary approval from relevant authorities on 18th June, 2002, the Company acquired 25% equity interest from the minority shareholder of Jining Power Plant for a consideration of approximately Rmb109 million in cash.

4. Accounts Receivable

The Company and its subsidiary usually grant one-month credit period to all the local power companies from the end of the month in which the sales are made. As at 30th June, 2002, all accounts receivable were aged within one year.

5. Appropriations and Distribution of Profit

For the six months ended 30th June, 2002, 10% and 7.5% of the after-tax profits, as reflected in the Company's statutory financial statements prepared under PRC GAAP, have been appropriated to the statutory surplus reserve fund and the statutory public welfare fund, respectively. The appropriation for the statutory surplus reserve fund and the statutory public welfare fund are reflected in the balance sheet under shareholders' equity as dedicated capital.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

6. Payables and Accrued Liabilities

Payables and accrued liabilities comprised:

	30th June, 2002	31st December, 2001
	Rmb'000	*Rmb'000*
Accounts payable	430,605	387,814
Other payables and accrued liabilities	2,287,164	2,269,409
	2,717,769	2,657,223

As at 30th June, 2002, the aging analysis of accounts payable is as follows:

	30th June, 2002	31st December, 2001
	Rmb'000	*Rmb'000*
Within one year	425,895	373,270
Between one to two years	—	9,494
Over two years	4,710	5,050
	430,605	387,814

7. Convertible Notes

In May, 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million at 1.75% due 2004. The notes mature on 21st May, 2004, unless previously redeemed or converted.

(i) On 21st May, 2002, the noteholders, by exercising their put option rights, redeemed a substantial portion of the convertible notes with an aggregate principal amount of US$209,685,000,at 128.575% of the principal amount together with accrued interest. Upon the redemption, the equity component attributable to the redeemed portion of the convertible notes amounting to approximately Rmb465 million was transferred to additional paid-in capital as at 21st May, 2002. The net shortfall of approximately Rmb42 million between (a) the sum of the relevant principal amount plus accrued interest and the 28.575% put premium settled upon redemption and (b) the sum of the amortized cost of the liability component attributable to the redeemed portion of the convertible notes and the total carrying amount of the put option value as at 21st May, 2002, was charged to the income statement as interest expense.

(ii) No noteholder had converted the convertible notes to American Depositary Share ("ADS") during the six months ended 30th June, 2002.

8. Additional Financial Information on Balance Sheet

As at 30th June, 2002, the net current assets of the Company and its subsidiary amounted to approximately Rmb1,516 million. On the same date, the total assets less current liabilities of the Company and its subsidiary were approximately Rmb37,346 million.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

9. Sales of Electric Power

Operating revenue represents amounts billed for electricity generated and transmitted to the ultimate consumers through the respective regional or provincial power companies (net of Value Added Tax ("VAT") and deferred revenue). Revenues are recognized upon transmission of electricity to the power grid controlled and owned by the respective power companies. Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed assets cost recoverable through the tariff setting process over the major repair and maintenance expenses actually incurred.

10. Profit BeforeTaxation

Profit before taxation in the condensed consolidated income statement was determined after charging and (crediting) the following items:

	For the six months ended 30th June,	
	2002	2001
	Rmb'000	*Rmb'000*
Total interest charges on borrowings	371,121	536,191
Less: Capitalized in property, plant and equipment	(104,437)	(34,789)
Total interest expense	266,684	501,402
Interest income	(73,021)	(52,761)
Interest expense, net	193,663	448,641
Depreciation of property, plant and equipment	1,579,206	1,656,818
Amortization of negative goodwill	(123,639)	(123,639)
Amortization of other long-term assets	7,736	8,020
(Gain)/ Loss of interest rate swaps	(3,563)	8,504

11. Taxation

Certain of the power plants, being located in specially designated regions or cities, are subject to preferential income tax rates. In addition, all power plants (except for Dezhou power plant, all expansion projects other than Shangan power plant Phase II, Jining Power Plant and Weihai Power Plant) are exempted from the PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% exemption of the applicable tax rate for the next three years ("tax holiday"). For the six months ended 30th June, 2002, the weighted average effective tax rate applicable to the Company is 17% (for the six months ended 30th June, 2001 the weighted average effective tax rate was 17%).

As at 30th June, 2002, the Company and its subsidiary had not received any notification from the relevant tax authority in respect of any material change of the present tax rates applicable to the Company and its subsidiary.

12. Dividends Declared

On 15th May, 2002, the shareholders approved the declaration of dividends of Rmb0.30 per share, totaling Rmb1,800 million in respect of the year ended 31st December, 2001 in their annual general meeting. As at 30th June, 2002, dividends of approximately Rmb1,786 million have been paid.

13. Earnings Per Share

The calculation of earnings per share is based on the net profit attributable to shareholders of approximately Rmb1,777 million (for the six months ended 30th June, 2001: Rmb1,558 million) and the weighted average number of 6,000 million (for the six months ended 30th June, 2001: 5,650 million) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on the adjusted net profit attributable to shareholders of Rmb1,813 million (for the six months ended 30th June, 2001: Rmb1,623 million) and the adjusted weighted average number of 6,251 million (for the six months ended 30th June, 2001: 5,965 million) ordinary shares in issue during the period. The calculation assumes that the 1.75% convertible notes had been fully converted during the period.

14. Hedging of Interest Rate Risk

The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments, to the extent available in the PRC, to manage exposures arising from changes in interest rates. When considered appropriate, the Company would enter into interest rate swap agreements with local banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 30th June, 2002, the notional amount of the outstanding interest rate swap agreements was approximately US$67 million (as at 30th June, 2001, approximately US$93 million). As at 30th June, 2002, there was a gain amounted to approximately Rmb3.6 million (as at 30th June, 2001, a loss of approximately Rmb8.5 million) arising from changes in the fair value of the interest rate swaps. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, such gain was credited to income statement in current period.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

15. Supplementary Information to Condensed Consolidated Statement of Cash Flow

Cash flow (used in)/provided by investing and financing activities included the followings:

	For the six months ended 30th June,	
	2002	2001
	Rmb'000	*Rmb'000*
Investing activities:		
Capital expenditures on power plant Construction and improvement	(805,309)	(1,185,542)
Proceeds from disposal of fixed assets	6,772	5,814
Consideration paid to acquire 25% equity interest of Jining Plant	(109,439)	—
Decrease in temporary cash investment	5,164,704	306,089
Financing activities:		
Drawdown of:		
- Short-term bank loans	120,000	1,140,000
- Long-term bank loans	138,359	825,818
Repayment of:		
- Short-term bank loans	(60,000)	(2,400,000)
- Long-term loans	(1,991,362)	(1,026,515)
- Bond payable	—	(252,282)
Redemption of convertible notes	(2,234,789)	—
Payment of dividends	(1,786,050)	(1,243,000)

16. Related Party Transactions

The related parties of the Company and its subsidiary are as follows:

Name of related parties	Nature of relationship
Huaneng International Power Development Corporation ("HIPDC")	Parent company
China Huaneng Group Corporation ("Huaneng Group")	Ultimate parent company
China Huaneng Finance Company ("Huaneng Finance")	A subsidiary of Huaneng Group
China Huaneng International Trade Economics Corporation ("CHITEC")	A subsidiary of Huaneng Group
Shandong Electric Power Group Corporation ("SEPCO")	Former minority shareholder of Jining Power Plant
Weihai International Trust and Investment Corporation ("WITIC")	Minority shareholder of Weihai Power Plant

23

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

16. Related Party Transactions *(Cont'd)*

(a) The significant transactions and balances with HIPDC were as follows:

(i) Transactions during the six months period ended 30th June, 2002:

	For the six months ended 30th June,	
	2002	2001
	Rmb'000	*Rmb'000*
Service fees on transmission and transformer facilities	143,703	153,665
Rental charge on the land use right of Shanghai Power Plant	3,000	3,000
Rental charge on the land use right of Nanjing Power Plant	667	667
Rental charge on office space	12,500	12,500

(ii) Balances as at 30th June, 2002:

	As at 30th June, 2002	As at 31st December, 2001
	Rmb'000	*Rmb'000*
Long-term loans guaranteed by HIPDC	6,114,007	8,868,270
Bank loans on-lent from HIPDC to the Company	778,120	793,282
Due to HIPDC (unsecured and non-interest bearing)	18,923	36,584

(b) The significant transactions and balances with other related parties were as follows:

(i) Transactions during the six months period ended 30th June, 2002:

	For the six months ended 30th June,	
	2002	2001
	Rmb'000	*Rmb'000*
SEPCO		
Sales of electricity power to SEPCO	1,720,287	1,718,799
CHITEC		
Agency fee paid to CHITEC for equipment transportation and insurance service received	2,715	11,820

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

16. Related Party Transactions *(Cont'd)*

(b) The significant transactions and balances with other related parties were as follows: *(Cont'd)*

(ii) Balances as at 30th June, 2002:

	As at 30th June, 2002	As at 31st December, 2001
	Rmb'000	*Rmb'000*
Huaneng Group		
Long-term loans guaranteed by Huaneng Group	1,104,557	1,666,204
Huaneng Finance (the interest rates have no material difference with the prevailing market interest rate)		
Current deposits in Huaneng Finance	2,399,270	64,000
Fixed deposits in Huaneng Finance	782,510	3,689,384
Short-term loan borrowed from Huaneng Finance	100,000	40,000
Interest receivable from Huaneng Finance	5,579	3,523
WITIC		
Loans from WITIC (Interest rate: 6.21% per annum; repayable from 1994 to 2004)	108,787	215,704
Long-term bank loans guaranteed by WITIC	300,000	300,000
Dividend payable of Weihai Plant	50,406	—

17. Commitment

Commitments mainly relate to the construction of Dezhou Phase III, supplementary facilities and renovation projects for existing power plants. Commitments outstanding as at 30th June, 2002 not provided for in the balance sheet were as follows:

	As at 30th June, 2002
	Rmb'000
Authorized and contracted for	2,011,646
Authorized but not contracted for	—
	2,011,646

25

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with International Accounting Standards)

18. Subsequent Event

On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shanghai Shidongkou Power Limited Company, 70% equity interest in Suzhou Industrial Park Huaneng Power Limited Liability Company, 44.16% equity interest in Jiangsu Huaneng Huaiyin Power Limited Company and all of the assets and liabilities of China Huaneng Group Company Zhejiang Changxing Power Plant (the "Acquisition"). The total consideration for the Acquisition was Rmb2,050 million payable in cash using internal surplus cash resources.

The power plants under the Acquisition comprise coal-fired power generation facilities in Jiangsu province or Zhejiang province. The power generated by the power plants are sold to the respective provincial power companies. The proportionate share of the total installation capacity of these power plants based on the equity interests held is 1,686.6 MW in total.

The Acquisition became effective on 1st July, 2002 as the Company obtained the ownership and control over the relevant assets, after obtaining all the necessary government approvals on the Acquisition and the payment of the purchase consideration on that date.

19. Prior Year Comparatives

Certain 2001 comparative figures have been reclassified to conform to the current period's presentation.

Supplemental Information for North American Shareholders

The condensed consolidated financial statements of the Company and its subsidiary prepared under IAS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Differences between IAS and US GAAP, which affect the equity and net profit of the Company and its subsidiary, are summarized below:

		Equity	
	Note	As at 30th June, 2002	As at 31st December, 2001
		Rmb'000	*Rmb'000*
Equity under IAS		28,270,807	28,293,530
Impact of US GAAP adjustments:			
Recording of capital contribution arising from acquisition of Shandong Huaneng	(b)	862,922	862,922
Adjustments on negative goodwill			
- Difference in amortization of negative goodwill	(c)	(210,730)	(87,091)
- Effect of the adoption of SFAS 141 and SFAS 142	(d)	1,449,673	—
Adjustments on convertible notes			
- Reversal of equity component of the convertible notes	(e)	(510,506)	(510,506)
- Reversal of adjustment relating to the convertible notes arising from the initial adoption of IAS 39	(e)	463,921	463,921
- Difference in accounting treatment of put premium relating to the convertible notes	(e)	(9,567)	—
Difference in capitalization of borrowing costs	(f)	(83,981)	—
Applicable deferred tax impact of the above GAAP differences	(g)	(301,004)	—
Equity under US GAAP		29,931,535	29,022,776

Supplemental Information for North American Shareholders *(Cont'd)*

		Net Profit	
		For the six months ended 30th June,	
	Note	2002	2001
		Rmb'000	*Rmb'000*
Net profit under IAS		1,777,277	1,558,315
Impact of US GAAP adjustments:			
Recording housing benefits provided by HIPDC	(a)	(13,076)	(13,076)
Difference in amortization of negative goodwill	(c)	(123,639)	(43,545)
Difference in accounting treatment of put premium relating to the convertible notes	(e)	(9,567)	—
Difference in capitalization of borrowing costs	(f)	(83,981)	—
Applicable deferred tax impact of the above GAAP differences	(g)	32,822	—
Income before cumulative effect of a change in accounting principle under US GAAP		1,579,836	1,501,694
Cumulative effect of a change in accounting principle *relating to the adoption of SFAS 141 and SFAS 142*	(d)	1,449,673	—
Related deferred tax impact	(d)	(333,826)	—
Net profit under US GAAP		2,695,683	1,501,694
Basic earnings per share under US GAAP (Rmb):			
Income before cumulative effect of a change in accounting principle under US GAAP		0.26	0.25
Cumulative effect of a change in accounting principle relating to the adoption of SFAS 141 and SFAS 142, net of tax		0.19	—
Net profit under US GAAP		0.45	0.25
Fully diluted earnings per share under US GAAP (Rmb):			
Income before cumulative effect of a change in accounting principle under US GAAP		0.26	0.25
Cumulative effect of a change in accounting principle relating to the adoption of SFAS 141 and SFAS 142, net of tax		0.18	—
Net profit under US GAAP		0.44	0.25

Supplemental Information for North American Shareholders *(Cont'd)*

(a) Housing Benefits Provided by HIPDC

HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered as housing benefits. Under IAS, such housing benefits provided by HIPDC are not reflected in the condensed financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as a capital contribution from HIPDC.

(b) Amount of Negative Goodwill Upon Acquisition of Shandong Huaneng

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng Power Development Co., Limited ("Shandong Huaneng"), holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng"). Under IAS, upon the completion of the Acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the Acquisition is recorded as negative goodwill. Under US GAAP, upon completion of the Acquisition of Shandong Huaneng, Huaneng Group's proportionate share in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company.

In accordance with US regulatory accounting requirements, after the Acquisition of Shandong Huaneng, the book value of the power plants of Shandong Huaneng continue to be the recoverable rate base under the cost recovery formula of the tariff setting mechanism. The book value of the remaining 66.91% of the net assets is effectively equal to fair value. The difference between these net asset values and the cash consideration is recorded as a negative goodwill and not taken into consideration when determining rate base in the tariff setting procedures.

(c) Amortization of Negative Goodwill

In 2001, under US GAAP and IAS, the respective amounts of negative goodwill as determined on the basis as described in (b) above were recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. As the amounts of negative goodwill under IAS and US GAAP were different, the respective amounts recognized as income were also different.

In 2002, the amount of negative goodwill determined under IAS continued to be amortized on the same basis as described above. Under US GAAP, there was no amortization of negative goodwill after the adoption of SFAS 141 and SFAS 142 (see (d) below).

(d) Effect of the adoption of SFAS 141 and SFAS 142

Under US GAAP, upon the initial adoption of SFAS No. 141 "Business Combination" and SFAS No. 142 "Goodwill and Other Intangible Assets" on 1st January, 2002, the carrying amount of the negative goodwill determined under US GAAP as described in (b) above, net of deferred tax, was written off and recognized as the cumulative effect of a change in accounting principle.

Supplemental Information for North American Shareholders *(Cont'd)*

(e) Accounting Treatment of Convertible Notes

Under IAS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to income statements.

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. As described in note 7 to the condensed consolidated financial statements, a portion of the convertible notes was not redeemed by the noteholders on 21st May, 2002. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(f) Capitalization of Borrowing Costs

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(g) Deferred Tax Impact

This represents deferred tax effect on the above GAAP differences where applicable.

BALANCE SHEETS

(Prepared in accordance with PRC Accounting Standards)
AS AT 30TH JUNE, 2002 (UNAUDITED)

Prepared by: Huaneng Power International, Inc. and its Subsidiary (Unit: Rmb)

		30th June, 2002		31st December, 2001	
ASSETS	*Note 4*	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Current assets:					
Cash and cash equivalents	*(1)*	3,731,506,945	3,723,242,621	2,173,136,245	2,129,332,398
Short-term investments	*(2)*	1,059,411,093	1,041,271,695	6,225,171,786	5,995,752,457
Notes receivable	*(3)*	111,500,000	111,500,000	152,230,000	152,230,000
Dividend receivable		—	—	—	18,266,173
Accounts receivable	*(4)*	1,443,593,017	1,347,364,067	1,254,941,073	1,179,490,289
Other receivables	*(5)*	141,079,908	123,918,404	131,892,413	127,040,244
Prepayments		46,383,799	44,093,799	94,953,798	94,072,219
Inventories	*(6)*	795,033,110	715,296,874	739,458,212	658,569,823
Deferred expenses		13,242,694	11,741,545	12,596,842	9,594,544
Current portion of long-term investments	*(7)*	—	31,735,090	—	31,735,090
Total current assets		7,341,750,566	7,150,164,095	10,784,380,369	10,396,083,237
Long-term investments	*(7)*	227,938,302	1,458,612,078	247,828,254	1,793,458,257
Fixed assets:					
Cost	*(8)*	51,779,453,533	47,757,150,272	47,796,160,041	42,832,545,656
Less: Accumulated depreciation	*(8)*	(15,941,627,274)	(14,264,652,958)	(14,372,645,114)	(12,097,867,795)
Fixed assets, net	*(8)*	35,837,826,259	33,492,497,314	33,423,514,927	30,734,677,861
Construction-in-progress	*(9)*	930,969,683	929,793,080	4,248,680,894	4,248,680,894
Total fixed assets		36,768,795,942	34,422,290,394	37,672,195,821	34,983,358,755
Intangible and other assets					
Intangible assets	*(10)*	(1,434,726,351)	(1,496,466,015)	(1,553,456,114)	(1,628,857,856)
Long-term deferred expenses		21,854,113	19,061,963	8,760,388	8,760,388
Other long-term assets		70,000,000	70,000,000	70,000,000	70,000,000
Total intangible and other assets		(1,342,872,238)	(1,407,404,052)	(1,474,695,726)	(1,550,097,468)
Total assets		42,995,612,572	41,623,662,515	47,229,708,718	45,622,802,781

Legal Representative	*Chief Financial Officer*	*Accounting Supervisor*
Li Xiaopeng	Huang Jian	Zhou Hui

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
AS AT 30TH JUNE, 2002 (UNAUDITED)

Prepared by: Huaneng Power International, Inc. and its Subsidiary (Unit: Rmb)

Liabilities and shareholders' equity	Note 4	30th June, 2002 The Company and its subsidiary	30th June, 2002 The Company	31st December, 2001 The Company and its subsidiaries	31st December, 2001 The Company
Current liabilities:					
Short-term loans	(11)	100,000,000	—	40,000,000	—
Notes payable		—	—	22,770,473	22,770,473
Accounts payable		430,604,969	424,238,385	365,043,809	319,240,988
Welfare payable		330,120,282	320,842,518	376,192,419	362,310,666
Dividend payable	(12)	13,950,000	13,950,000	1,800,000,000	1,800,000,000
Tax payable	(13)	420,564,346	338,927,087	521,192,667	441,189,903
Other payables	(14)	1,319,565,990	1,226,675,300	1,368,121,470	1,253,080,647
Accrued expenses		221,477,750	218,834,213	214,287,357	214,287,357
Current portion of long-term loans	(15)	2,151,126,501	2,151,126,501	2,928,846,440	2,819,941,273
Convertible notes	(16)	—	—	2,405,667,641	2,405,667,641
Total current liabilities		4,987,409,838	4,694,594,004	10,042,122,276	9,638,488,948
Non-current liabilities:					
Long-term loans	(15)	8,534,231,561	7,814,464,552	9,575,761,625	8,858,749,828
Convertible notes	(16)	168,149,286	168,149,286	—	—
Total non-current liabilities		8,702,380,847	7,982,613,838	9,575,761,625	8,858,749,828
Total liabilities		13,689,790,685	12,677,207,842	19,617,883,901	18,497,238,776
Minority interests		359,367,214	—	486,260,812	—
Shareholders' equity					
Share capital	(17)	6,000,000,000	6,000,000,000	6,000,000,000	6,000,000,000
Capital surplus	(18)	10,259,449,295	10,259,449,295	10,259,449,295	10,259,449,295
Surplus reserves	(19)	3,023,912,756	3,023,912,756	2,705,256,889	2,705,256,889
Including: Statutory public welfare fund	(19)	899,308,306	899,308,306	762,741,506	762,741,506
Unappropriated profit	(20)	9,663,092,622	9,663,092,622	8,160,857,821	8,160,857,821
Total shareholders' equity		28,946,454,673	28,946,454,673	27,125,564,005	27,125,564,005
Total liabilities and shareholders' equity		42,995,612,572	41,623,662,515	47,229,708,718	45,622,802,781

Legal Representative	*Chief Financial Officer*	*Accounting Supervisor*
Li Xiaopeng	Huang Jian	Zhou Hui

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME AND PROFIT APPROPRIATION

(Prepared in accordance with PRC Accounting Standards)

FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)

Presented by: Huaneng Power International, Inc. and its Subsidiary (Unit: Rmb)

		Note	For six months ended 30th June, 2002 The Company and its subsidiary	For six months ended 30th June, 2002 The Company	For six months ended 30th June, 2001 The Company and its subsidiaries	For six months ended 30th June, 2001 The Company
1.	Operating revenue	4(21)	7,965,521,030	7,131,203,236	7,469,498,234	6,602,716,519
	Less: Operating expenses		(5,366,300,705)	(4,775,015,649)	(4,882,259,533)	(4,235,812,437)
	Less: Sales tax and surcharges		(12,083,246)	(2,551,088)	(13,589,809)	(3,412,031)
2.	Profit from principal activities		2,587,137,079	2,353,636,499	2,573,648,892	2,363,492,051
	Add /(less): Profit/(loss) profit from other operations		1,590,549	612,453	(921,524)	(1,054,610)
	Less: General and administrative expenses	·	(80,194,856)	(51,875,407)	(103,850,312)	(84,065,989)
	Financial expenses, net	4(22)	(251,892,025)	(227,915,903)	(457,236,901)	(420,957,214)
3.	Operating profit		2,256,640,747	2,074,457,642	2,011,640,155	1,857,414,238
	(Less)/add: Investment (loss)/income	4(23)	(16,121,262)	69,543,584	(779,509)	76,702,654
	Non-operating income		8,913,645	1,022,994	2,928,542	2,927,656
	Less: Non-operating expenses	4(24)	(18,506,643)	(12,089,500)	(16,804,936)	(16,742,686)
4.	Profit before taxation and minority interests		2,230,926,487	2,132,934,720	1,996,984,252	1,920,301,862
	Less: Taxation	3	(367,689,104)	(312,044,052)	(318,755,794)	(273,443,390)
	Minority interests		(42,346,715)	—	(31,369,986)	—
5.	Net profit		1,820,890,668	1,820,890,668	1,646,858,472	1,646,858,472
	Add: Unappropriated profit brought forward		8,160,857,821	8,160,857,821	6,961,104,819	6,961,104,819
6.	Unappropriated profit		9,981,748,489	9,981,748,489	8,607,963,291	8,607,963,291
	Less: Transfer to statutory surplus reserve fund		(182,089,067)	(182,089,067)	(164,685,847)	(164,685,847)
	Transfer to statutory public welfare fund		(136,566,800)	(136,566,800)	(123,514,385)	(123,514,385)
7.	Profit distributable to shareholders		9,663,092,622	9,663,092,622	8,319,763,059	8,319,763,059
	Less: Dividends		—	—	—	—
8.	Unappropriated profit carried forward		9,663,092,622	9,663,092,622	8,319,763,059	8,319,763,059

Legal Representative	*Chief Financial Officer*	*Accounting Supervisor*
Li Xiaopeng	Huang Jian	Zhou Hui

The accompanying notes are an integral part of these financial statements.

CASH FLOW STATEMENTS

(Prepared in accordance with PRC Accounting Standards)

FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)

Prepared by: Huaneng Power International, Inc. and its Subsidiary (Unit: Rmb)

		Note	For six months ended 30th June, 2002		For six months ended 30th June, 2001	
			The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
1.	Cash flows from operating activities					
	Cash received from sale of goods		9,173,045,688	8,248,095,656	8,653,987,901	7,611,310,138
	Other cash received relating to operating activities		88,064,620	74,550,594	174,256,733	124,772,651
	Sub-total of cash inflows		9,261,110,308	8,322,646,250	8,828,244,634	7,736,082,789
	Cash paid for purchases of goods and services		(3,204,905,763)	(2,796,830,324)	(2,735,006,973)	(2,379,974,915)
	Cash paid to and on behalf of employees		(397,493,045)	(326,534,969)	(489,810,433)	(410,026,800)
	Taxes paid		(1,510,506,578)	(1,362,178,994)	(1,635,827,519)	(1,469,011,642)
	Other cash paid relating to operating activities	4(25)	(615,741,383)	(518,788,160)	(766,724,635)	(579,580,015)
	Sub-total of cash outflows		(5,728,646,769)	(5,004,332,447)	(5,627,369,560)	(4,838,593,372)
	Net cash flows provided by operating activities	4(26)	3,532,463,539	3,318,313,803	3,200,875,074	2,897,489,417
2.	Cash flows from investing activities					
	Proceeds from redemption of investments		5,168,716,979	4,954,690,302	614,089,207	677,831,715
	Cash received for investment income		813,400	114,654,171	—	—
	Proceeds from disposals of fixed assets,intangible assets and other long-term assets		6,772,440	2,029,667	5,814,368	5,814,368
	Net cash inflow from acquisition of Jining Power Plant		—	251,383,846	—	—
	Net cash inflow from acquisition of Shandong Huaneng		—	—	2,635,695,151	2,537,692,383
	Sub-total of cash inflows		5,176,302,819	5,322,757,986	3,255,598,726	3,221,338,466
	Cash paid to acquire fixed assets, intangible assets and other long-term assets		(830,249,072)	(811,972,721)	(1,426,303,197)	(1,428,246,459)
	Cash paid for investments		(57,528)	(57,528)	—	—
	Payment of consideration for Jining Power Plant acquisition		(109,435,755)	(109,435,755)	—	—
	Payment for Shandong Huaneng acquisition		—	—	(21,561,916)	(21,561,916)
	Sub-total of cash outflows		(939,742,355)	(921,466,004)	(1,447,865,113)	(1,449,808,375)
	Net cash flows generated from investing activities		4,236,560,464	4,401,291,982	1,807,733,613	1,771,530,091

CASH FLOW STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)

Prepared by: Huaneng Power International, Inc. and its Subsidiary (Unit: Rmb)

		Note	For six months ended 30th June, 2002		For six months ended 30th June, 2001	
			The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
3.	Cash flows from financing activities					
	Proceeds from borrowings		258,358,192	138,358,191	1,931,028,784	1,890,955,403
	Sub-total of cash inflow		258,358,192	138,358,191	1,931,028,784	1,890,955,403
	Repayment of borrowings		(4,286,152,039)	(4,096,192,485)	(3,678,797,892)	(3,401,280,155)
	Dividend paid		(2,182,859,456)	(2,167,861,268)	(1,660,343,152)	(1,659,828,735)
	Sub-total of cash outflows		(6,469,011,495)	(6,264,053,753)	(5,339,141,044)	(5,061,108,890)
	Net cash flows used in financing activities		(6,210,653,303)	(6,125,695,562)	(3,408,112,260)	(3,170,153,487)
4.	Net increase in cash and cash equivalents	*4(27)*	1,558,370,700	1,593,910,223	1,600,496,427	1,498,866,021

Legal Representative	*Chief Financial Officer*	*Accounting Supervisor*
Li Xiaopeng	Huang Jian	Zhou Hui

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company on 30th June, 1994. The Company and its subsidiary are principally engaged in the generation and sale of electric power to the respective regional or provincial power companies.

Particulars of operating power plants of the Company and its subsidiary are as follows:

Operating Plants	Total installed capacity of the portion of Company, its subsidiary and associate (MW)	Equity portion of total capacity of the Company (MW)	Province/ Municipality located
Five original operating plants:			
Huaneng Dalian Power Plant (the "Dalian Power Plant")	700	700	Liaoning
Huaneng Shangan Power Plant (the "Shangan Power Plant")	700	700	Hebei
Huaneng Nantong Power Plant (the "Nantong Power Plant")	700	700	Jiangsu
Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")	700	700	Fujian
Huaneng Shantou Oil-Fired Plant (the "Shantou Oil-Fired Power Plant")	100	100	Guangdong
New operating plants:			
Wholly-owned power plants:			
Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")	600	600	Guangdong
Huaneng Shangan Power Plant Phase II (the "Shangan Phase II")	600	600	Hebei
Huaneng Shanghai Shidongkou Second Power Plant (the "Shanghai Power Plant")	1,200	1,200	Shanghai
Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")	700	700	Liaoning
Huaneng Dandong Power Plant (the "Dandong Power Plant")	700	700	Liaoning
Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")	700	700	Jiangsu
Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")	700	700	Fujian
Huaneng Nanjing Power Plant (the "Nanjing Power Plant")	600	600	Jiangsu
Huaneng Dezhou Power Plant (the "Dezhou Power Plant")	1,200	1,200	Shandong
Huaneng Jining Power Plant (the "Jining Power Plant")*	300	300	Shandong
Subsidiary:			
Huaneng Weihai Power Plant (the "Weihai Power Plant")	850	510	Shandong
Associate:			
Shandong Rizhao Power Company Ltd. (the "Rizhao Company")	700	178	Shandong
Total	11,750	10,888	

(Amounts expressed in Rmb unless otherwise stated)

1. COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES *(Cont'd)*

* Jining Power Plant was incorporated in the PRC on 19th February, 1990. It was formerly a 75% owned subsidiary of the Company. Shandong Electricity Power Group Corporation ("SEPCO") owned 25% equity interest of the Jining Power Plant.

  The Company entered into an agreement with SEPCO to acquire 25% equity interest of the Jining Power Plant owned by SEPCO. After obtaining the necessary government approvals on the acquisition, the Company paid a cash consideration of Rmb109.43 million on 18th June, 2002,and acquired the 25% equity interest originally owned by SEPCO.

As at 30th June, 2002, the Company had equity interests in the following subsidiary and associate:

Name	Country and date of incorporation	Percentage of equity interest held	Issued and fully paid capital	Total investment contributed by the Company	Principal activities
Subsidiary:					
Weihai Power Plant	Weihai, Shandong 22nd November, 1993	60%	Rmb761,832,800	Rmb457,103,040	Power generation
Associate:					
Rizhao Company	Rizhao, Shandong 20th March, 1996	25.5%	US$150,000,000	Rmb317,497,785	Power generation

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting standards

The financial statements of the Company and its subsidiary are prepared in accordance with the "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" and other relevant rules and regulations of the PRC ("PRC GAAP").

(2) Accounting year

The financial year is from 1st January to 31st December of each calendar year.

(3) Reporting currency

The reporting currency is Renminbi Yuan.

(4) Basis of recording and measurement

The accounting records are maintained on accrual basis. All the assets are recorded at actual cost upon acquisitions and construction.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(5) Consolidation of financial statements

The subsidiary, in which the Company holds more than 50%, is included in the consolidated financial statements. The consolidated financial statements are prepared in accordance with the "Tentative Regulations for Consolidated Financial Statements" as follows:

(i) Differences arising from the adoption of different accounting policies by the Company and its subsidiary are adjusted;

(ii) Major intercompany transactions between the Company and its subsidiary are eliminated; and

(iii) Equity investments, intercompany balances and unrealized profits are fully eliminated.

(6) Foreign currency translation

Transactions in other currencies are translated into Rmb at the applicable exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are re-translated into Rmb using the applicable PBOC exchange rates prevailing at the balance sheet date. The resulting exchange differences, other than those related to specific loans used for construction of fixed assets which are capitalized as a component of borrowing cost, are recognized in the income statement in the period in which they arise.

(7) Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(8) Short-term investment

Short-term investments include debt securities which are readily convertible into known amount of cash and are not intended to hold for more than one year, and cash invested in fixed-term deposits with maturities ranging from more than three months to one year. Short-term investments are stated at the cost of investment when acquired. The carrying amounts of the investments are stated at the lower of cost and market value at the balance sheet date and provisions are made and recognized as an expense in the income statement when the market value is below the carrying amounts. Interest on short-term investments, other than those recorded as receivable items, should be offset against the carrying amount of the investments upon receipt. The proceeds from sales of short-term investments less the carrying amount of the investments including the accrued interest are recognized in the income statement as investment income or loss. Interest income of fixed deposit with maturities ranging from more than three months to one year are recognized on the accrual basis.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(9) Provision for doubtful debts

The Company and its subsidiary make provision for doubtful debts. Specific provision is made according to prior years experience, the financial position, cash flows results and other relevant information of the debtors. The Company and its subsidiary provided a general provision of 3% or other receivables outstanding at the balance sheet date and recognize the provision as general and administrative expenses.

(10) Inventories

Inventories include fuel for power generation, materials and supplies for repairs and maintenence. Inventories are recorded at actual cost and are charged to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate. Cost of inventories includes costs of purchase and other costs incurred in bringing the inventories to the working locations.

The Company and its subsidiary maintain its inventories on a perpetual system. Inventories at balance sheet date are stated at lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. A provision is made and recorded in the income statement when the net realizable value is lower than the cost.

(11) Long-term investments

Long-term equity investments

Long-term equity investments are recorded at cost on acquisition and accounted for using the equity method or cost method as appropriate.

(i) Equity method is used when the Company has control, joint control or significant influence over the investee. The Company will adjust the carrying amount of the investment according to its proportionate share of the investee's net profit or loss, which is recognized as investment income or loss for the current period. The Company will reduce the carrying amount of investment when the investee distributes profits or declares cash dividends based on the Company's proportionate share of distribution. The Company recognizes its proportionate share of the net losses incurred by the investee until the carrying amount of the investment is reduced to zero. If the investee realizes net profits in subsequent periods, the Company will resume the original carrying amount of the investment by the excess of its proportionate share of profits over the unrecognized losses.

(ii) Cost method is used when the Company does not have control, joint control or significant influence over the investee. When the cost method is adopted, the carrying amount of long-term equity investments generally remain unchanged, unless there are additional investments or redemption of investments. When profits or cash dividends are declared by the investee, the Company recognizes such distribution as investment income in the current period. The investment income recognized by the Company is limited to the proportional share of profit amount accumulated by the investee since it obtained the investment injection from the Company. The amount of profits or cash dividends distributed by the investee in excess of the above is treated as a recovery of investment cost, and the carrying amount of the investments is reduced accordingly.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(11) Long-term investments *(Cont'd)*

Long-term debt investments

Debt investments are recorded at cost on acquisition. The difference between the cost, as reduced by incidental expenses and interest receivable, and the par value of the debt instrument, is treated as premium or discount. The premium or discount is amortized using the straight-line method over the period between the purchase date and the maturity date over which the relevant interest income is recognized. Interest receivable from investments is computed for each period. The interest income from debt investments, after adjustments for the amortization of premium or discount, is recognized as investment income in the current period.

Provision for impairment loss

Provision for impairment loss is made on an individual item basis if the recoverable amount of the investment is lower than the carrying amount of the investment as a result of a continuing decline in market value or changes in operating conditions of the investee. The difference between the recoverable amount and the carrying amount of the investment is charged to expenses in the current period.

(12) Entrusted loan

Entrusted loan is stated at the amount of entrusted loan lent out through the entrusted financial institution. Interest income is accrued at the interest rate applicable at the balance sheet date and recorded as income of current period.

The Company and its subsidiary review the recoverability of the principal of the entrusted loan at the balance sheet date. If the principal amount is higher than the recoverable amount of the loan, provision for impairment loss will be made.

(13) Fixed assets and depreciation

The criteria for fixed assets recognition of the Company and its subsidiary is as follows:

(i) building, machinery and equipment, motor vehicles and other equipment which are related to production and operation and have a useful life of more than one year;

(ii) those which are not relating to major production and have a useful life of more than two years with unit cost of more than Rmb2,000.

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment loss. The initial cost of fixed assets comprises its purchase price, including related taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement when the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of fixed assets beyond its originally assessed standard of performance, the expenditures are capitalized.

(Amounts expressed in Rmb unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(13) Fixed assets and depreciation *(Cont'd)*

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (not higher than 11% of the original cost), of each asset over its estimated useful life. The estimated useful lives and depreciation rates are as follows:

Categories	Estimated useful lives	Depreciation rate
Buildings	22 years	4.05%-4.55%
Electric utility plant in service	8-27 years	3.3%-12.5%
Transportation and transmission facilities	13-27 years	3.52%-6.85%
Others	6-13 years	6.85%-16.67%

Gain or loss on disposal of individual fixed asset is recognized in the income statement in the year of disposal. When fixed assets are disposed, the differences between the carrying amount and the proceeds from disposal of fixed assets are recorded as income or expenses of the current period.

The Company and its subsidiary review the carrying amount of each fixed asset at the balance sheet date. If the recoverable amount of an asset is less than the carrying amount of the asset due to persistent decline in market value, technological obsolescence, damage or being idle, provision for impairment loss of the asset will be made. The impairment loss is provided on an individual item basis.

(14) Construction-in-progress

Construction-in-progress represents buildings, plants and transportation facilities under construction and machinery and equipment under installation, and is stated at cost. This includes the costs of construction, plants and machinery and borrowing cost for specific borrowings which are qualified for capitalization during the construction period. Construction-in-progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided for construction-in-progress.

At the balance sheet date, the Company and its subsidiary review the construction-in-progress and provide for impairment loss for those construction-in-progress, which has been interrupted and will not be undertaken in the forthcoming three years, and with significant uncertainty in economic benefit because of technological obsolescence, or with other evidence sufficient enough to indicate that the carrying amount of the asset exceeds its recoverable amount.

(Amounts expressed in Rmb unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(15) Borrowing costs

Borrowing costs include interest, amortization of discounts or premiums, costs incurred relating to the arrangement of borrowing and exchange differences arising from foreign currency borrowings. In general, borrowing cost generally are expensed as incurred.

Borrowing costs in connection with specific loans for the acquisition or construction of fixed assets are capitalized when the activities to acquire and construct such assets are in progress and borrowing costs are being incurred. Capitalization continues until the assets are substantially completed and needy for their intended use.

Before the assets are substantially ready for their intended use, borrowing costs are capitalized by using an weighted average amount of borrowing incurred and the relevant capitalization rate.

(16) Intangible assets

Intangible assets include land use rights, goodwill and negative goodwill. Land use rights are recognized at cost when acquired and amortized on a straight-line basis over the land use rights period until the carrying amounts are transferred to construction-in-progress when the land is utilized. According to Cai Kuai (2001) No.43 published by the Ministry of Finance, companies which have recognized land use rights as intangible assets and have not transferred the land use rights to relevant buildings before the adoption of the PRC "Accounting Systems of Business Enterprises" are not required to change their current accounting treatment. Goodwill, arose from the acquisition of the Jining Power Plant, is amortized over 8.5 years on a straight-line basis. Negative goodwill, which arose from the acquisition of Shandong Huaneng Power Development Co., Ltd. ("Shandong Huaneng") is amortized over 8.5 years on a straight-line basis.

The Company and its subsidiary periodically assess the ability of the intangible assets to generate future economic benefits. Impairment loss is recognized if the carrying amount is less than the recoverable amount of the intangible assets.

(17) Long-term deferred expenses

Long-term deferred expenses represent other deferred expenses with amortization period over one year. They are stated at cost and amortized over the beneficial period.

(18) Convertible notes

Convertible notes are stated at principal plus interest receivable.

As mentioned in Note 4(16), the convertible notes are issued at par value with redemption rights. The notes may be redeemed, at the option of the noteholders, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest. The Company accrued for the put premium together with the interest payable on the notes from date of issuance to date of redemption. The accounting treatment of accrued interest of the convertible notes is the same as that of borrowing cost.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

(19) Revenue and income recognition

Revenue is recognized under the following methods:

(i) Operating revenue

Operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial power companies (net of Value Added Tax ("VAT")). The Company and its subsidiary bill the respective power companies based on the actual quantity of electricity transmitted or sold to the power grid controlled and owned by the respective power companies and recognize revenue at the end of each month.

(ii) Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the cash.

(20) Accounting method of Enterprise Income Tax ("EIT")

The Company and its subsidiary provided EIT at the applicable rate after considering the preferential tax holiday on taxable income as reported in the income statement, which is adjusted for income and expenses which are not assessable or deductible for income tax purposes.

The Company and its subsidiary record EIT on tax payable method.

3. TAXATION

(1) Value Added Tax ("VAT")

The Company and its subsidiary are ordinary VAT payers. Pursuant to the "Temporary Regulations of VAT to enterprises in the PRC", the Company is subject to output VAT, levied at 17% of the Company's operating revenue. The input VAT paid on purchases of coal, water and materials can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

(2) Income Tax

According to the related income tax law, sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of EIT and 3% of local income tax). If these enterprises are located in specified location or city, or specifically approved by the State Tax Bureau, a lower tax rate can be enjoyed. Effective from 1st January 1999, in accordance with the practice notes on the PRC income tax laws applicable to sino-foreign enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country. The Company applied this rule since 1st January, 1999, in all operating power plants after the approval of State Tax Bureau.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

3. TAXATION *(Cont'd)*

(2) Income Tax *(Cont'd)*

Pursuant to "Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises", all power plants (except for the Dezhou Power Plant, all expansion projects other than Shangan Power Plant Phase II) are exempted from PRC income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

In accordance with Guo Shui Han [1994] No.381, the head office, the Shandong branch (the former headquarter of Shandong Huaneng) and all the individual power plants make their income tax payment to local tax bureau individually.

The statutory income tax rates applicable to the head office, the Shandong branch and the individual power plants after the expiration of tax holiday are summarized as follow:

	EIT rate	Tax holiday
Head Office	15.0%	Nil
Dalian Power Plant (including Dalian Phase II)	18.0%	Till 31st December, 1994
Shangan Power Plant	18.0%	Till 31st December, 1996
Shangan Phase II	16.5%	Till 31st December, 2003
Nantong Power Plant (including Nantong Phase II)	15.0%	Till 31st December, 1996
Fuzhou Power Plant (including Fuzhou Phase II)	15.0%	Till 31st December, 1995
Shantou Oil-Fired Plant	15.0%	Till 31st December, 1994
Shantou Power Plant	15.0%	Till 31st December, 2002
Shanghai Power Plant	16.5%	Till 31st December, 1998
Dandong Power Plant	15.0%	Not commence yet
Nanjing Power Plant	15.0%	Till 31st December, 2001
Shandong Branch	17.0%	Not applicable
Dezhou Power Plant	17.0%	Not applicable
Jining Power Plant *	33.0%	Not applicable
Weihai Power Plant	33.0%	Not applicable

* As stated in Note 1, the Company acquired the remaining 25% equity interest in the Jining Power Plant on 18th June, 2002. As such, Jining Power Plant is entitled to preferential tax treatment applicable to sino-foreign enterprises and it is applying to local tax bureau for such preferential tax treatment.

(Amounts expressed in Rmb unless otherwise stated)

3. TAXATION *(Cont'd)*

(2) Income Tax *(Cont'd)*

The statutory income tax rates applicable to the head office, the Shandong branch and the individual power plants, after taking the effect of tax holiday into consideration are summarized as follow:

	Approved File No.	For six months ended 30th June, 2002
Head Office	Guo Shui Han [1997]368	15.0%
Dalian Power Plant (including Dalian Phase II)	Guo Shui Han [1994]381	18.0%
Shangan Power Plant	Guo Shui Han [1994]381 & Guo Shui Han [1999]604	18.0%
Shangan Phase II	Guo Shui Han [1994]381 & Guo Shui Han [2000]194	9.0%
Nantong Power Plant (including Nantong Phase II)	Guo Shui Han [1994]381	15.0%
Fuzhou Power Plant (including Fuzhou Phase II)	Guo Shui Han [1994]381	15.0%
Shantou Oil-Fired Plant	Guo Shui Han [1994]381	15.0%
Shantou Power Plant	Approved by Shantou State Tax Bureau	7.5%
Shanghai Power Plant	Approved by Shanghai State Tax Bureau	16.5%
Dandong Power Plant	Dan Guo Shui She Wai [1999]7	—
Nanjing Power Plant	Ning Guo Shui She Wai Zi [1997]039	15.0%
Shandong Branch	Guo Shui Han [2001]866	17.0%
Dezhou Power Plant	Guo Shui Han [2001]866	17.0%
Jining Power Plant	Not applicable	33.0%
Weihai Power Plant	Not applicable	33.0%

45

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS

(1) Cash and cash equivalents

Breakdown of cash and cash equivalents was as follows:

		30th June, 2002			31st December, 2001		
		The Company and its subsidiary			The Company and its subsidiaries		
		Original currency amount	Exchange rate	Rmb equivalent	Original currency amount	Exchange rate	Rmb equivalent
Cash	- Rmb			408,845			381,485
Bank deposit	- Rmb			3,335,398,046			2,123,392,586
	- USD	47,806,608	8.2771	395,700,054	5,964,044	8.2766	49,362,174
Sub-total				3,731,098,100			2,172,754,760
Total cash and cash equivalents				3,731,506,945			2,173,136,245

(2) Short-term investments

	30th June, 2002		31st December, 2001	
	The Company and its subsidiary		The Company and its subsidiaries	
	Cost	Provision for Impairment	Cost	Impairment loss
Treasury bonds	45,400	—	1,101,700	—
Other investments	1,059,365,693	—	6,224,070,086	—
	1,059,411,093	—	6,225,171,786	—

According to the information of Shanghai Stock Exchange and Shenzhen Stock Exchange, as at 30th June, 2002 and 31st December, 2001, there were no significant differences between the fair market value and book value of the treasury bonds.

Other investments represent fixed deposits with maturities ranging from more than three months to one year. Interest income of fixed deposits is recognized in the income statement on the accrual basis.

As at 30th June, 2002, the Company and its subsidiary had other investments of approximately Rmb160 million, which was placed as deposit in respect of letters of credit. Except for this, the short-term investments of the Company and its subsidiary are not restricted from conversion into cash.

96

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)

FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(3) Notes receivable

As at 30th June, 2002 and 31st December, 2001, notes receivable represented unsecured bank acceptance notes. There were no notes receivable from shareholders who were holding 5% or more equity interest in the Company.

(4) Accounts receivable

	30th June, 2002				31st December, 2001			
	The Company and its subsidiary		The Company		The Company and its subsidiaries		The Company	
Aging	Amount	Percentage(%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	1,443,593,017	100%	1,347,364,067	100%	1,254,941,073	100%	1,179,490,289	100%
One to two years	–	–	–	–	–	–	–	–
Two to three years	–	–	–	–	–	–	–	–
Over three years	–	–	–	–	–	–	–	–
Total	1,443,593,017	100%	1,347,364,067	100%	1,254,941,073	100%	1,179,490,289	100%

All accounts receivable represented receivable from the local power companies or provincial power companies for the sale of electric power. Since the aging of all accounts receivable were within one year, no bad debt was provided by the company and its subsidiary.

As at 30th June, 2002 and 31st December, 2001, there were no accounts receivable from shareholders who were holding 5% or more equity interest in the Company.

As at 30th June, 2002, the five largest accounts receivable of the Company and its subsidiary amounted to Rmb1,290,173,879 (31st December, 2001: Rmb1,080,467,303), representing 89.37% of total accounts receivable (31st December, 2001: 86.10%). The five largest accounts receivable of the Company amounted to Rmb1,193,944,929 (31st December, 2001: Rmb1,005,016,519), representing 88.61% of the total accounts receivable (31st December, 2001: 85.21%).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(5) Other receivables

	30th June, 2002				31st December, 2001			
	The Company and its subsidiary		The Company		The Company and its subsidiaries		The Company	
Aging	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	109,435,821	74.09%	92,492,119	71.02%	94,228,647	68.52%	89,121,395	67.43%
One to two years	24,982,926	16.92%	24,465,880	18.78%	29,520,207	21.47%	29,414,646	22.26%
Two to three years	3,670,041	2.48%	3,670,041	2.82%	1,240,515	0.90%	1,108,115	0.84%
Over three years	9,609,163	6.51%	9,609,163	7.38%	12,520,682	9.11%	12,520,682	9.47%
Total	147,697,951	100%	130,237,203	100%	137,510,051	100%	132,164,838	100%
Provision for bad debts	(6,618,043)		(6,318,799)		(5,617,638)		(5,124,594)	
Net	141,079,908		123,918,404		131,892,413		127,040,244	

Breakdown of other receivables was as follows:

	30th June, 2002		31st December, 2001	
Item	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Prepayments to contractors	25,336,174	25,336,174	16,899,839	16,899,839
Construction claims receivable	19,258,336	19,258,336	18,314,316	18,314,316
Interest receivable on deposits	11,738,616	11,738,616	16,354,768	13,642,318
Petty cash	4,373,679	4,067,733	7,584,681	7,510,097
Receivable from employees for sales of staff quarters	19,326,340	10,926,340	8,200,000	8,200,000
Others	67,664,806	58,910,004	70,156,447	67,598,268
	147,697,951	130,237,203	137,510,051	132,164,838

As at 30th June, 2002 and 31st December, 2001, there were no other receivables from shareholders who were holding 5% or more of the equity interest in the Company.

As at 30th June, 2002, the five largest other receivables of the Company and its subsidiary amounted to Rmb39,878,654 (31st December, 2001: Rmb41,121,147), representing 27.00% of total other receivables (31st December, 2001: 29.90%). The five largest other receivables of the Company amounted to Rmb39,878,654 (31st December, 2001: 41,121,147), representing 30.62% of total other receivables (31st December, 2001: 31.11%).

See Note 5 for related party transactions.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(6) Inventories

Breakdown of inventories was as follows:

Item	30th June, 2002 The Company and its subsidiary	30th June, 2002 The Company	31st December, 2001 The Company and its subsidiaries	31st December, 2001 The Company
Fuel (coal and oil) for power generation	285,973,687	267,363,392	224,131,185	206,189,929
Construction supplies and spare parts	522,123,873	459,268,019	528,511,277	463,848,593
Sub-total	808,097,560	726,631,411	752,642,462	670,038,522
Less: *provision for inventory obsolescence*	(13,064,450)	(11,334,537)	(13,184,250)	(11,468,699)
Inventory, net	795,033,110	715,296,874	739,458,212	658,569,823

(7) Long-term investments

Long-term investments comprised:

Item		30th June, 2002 The Company and its subsidiary	30th June, 2002 The Company	31st December, 2001 The Company and its subsidiaries	31st December, 2001 The Company
Long-term equity investment	(i)	209,553,415	743,264,236	226,488,077	1,087,454,774
Long-term entrusted loan to a subsidiary	(ii)	—	729,918,046	—	728,698,046
Other long-term investment		18,384,887	17,164,886	21,340,177	9,040,527
Sub-total		227,938,302	1,490,347,168	247,828,254	1,825,193,347
Less: Entrusted loan, repayable within one year		—	(31,735,090)	—	(31,735,090)
Total		227,938,302	1,458,612,078	247,828,254	1,793,458,257

As at 30th June, 2002 and 31st December, 2001, there was no indication of impairment of long-term investments of the Company and its subsidiary and therefore no impairment loss of long-term investments was provided.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(7) Long-term investments *(Cont'd)*

(i) *Long-term equity investment*

The Company and its subsidiary

For six months ended 30th June, 2002, long-term equity investment of the Company and its subsidiary represented investment in an associate, the movement of which was as follows:

	31st December, 2001	Addition	Deduction	30th June, 2002
Investment in an associate				
- Rizhao Company	226,488,077	—	(16,934,662)	209,553,415

		Investment cost			Equity interest			Total	
Name	Investment period	As at 31st December, 2001	Addition	As at 30th June, 2002	As at 31st December, 2001	Deduction	As at 30th June, 2002	As at 31st December, 2001	As at 30th June, 2002
Rizhao Company	20 years	231,868,800	—	231,868,800	(5,380,723)	(16,934,662)	(22,315,385)	226,488,077	209,553,415

For six months ended 30th June, 2002, Rizhao Company was in a loss position. The Company adopted the equity method to recognize its share of losses of Rizhao Company amounting to Rmb16,934,662.

The Company

For six months ended 30th June, 2002, long-term equity investments comprised:

		Investment cost			
Name	Investment period	As at 31st December, 2001	Addition	Deduction	As at 30th June, 2002
Weihai Power Plant	Infinite	474,038,793	—	—	474,038,793
Jining Power Plant*	Infinite	283,706,227	106,657,039	(390,363,266)	—
Rizhao Power Plant	20 years	231,868,800	—	—	231,868,800
		989,613,820	106,657,039	(390,363,266)	705,907,593

50

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(7) Long-term investments *(Cont'd)*

(i) *Long-term equity investment (Cont'd)*

	Equity interest				
Name	As at 31st December, 2001	Profit	Income appropriation	Other deduction	As at 30th June, 2002
Weihai Power Plant	73,939,602	61,341,161	(75,608,735)	—	59,672,028
Jining Power Plant*	29,282,075	4,357,822	—	(33,639,897)	—
Rizhao Power Plant	(5,380,723)	(16,934,662)	—	—	(22,315,385)
	97,840,954	48,764,321	(75,608,735)	(33,639,897)	37,356,643

	Total	
Name	As at 31st December, 2001	As at 30th June, 2002
Weihai Power Plant	547,978,395	533,710,821
Jining Power Plant*	312,988,302	—
Rizhao Power Plant	226,488,077	209,553,415
	1,087,454,774	743,264,236

There is no significant difference in accounting policies used by the investees and the Company and its subsidiary. There is no significant restriction on the realisability of the investments or the remittance of investment income.

* As indicated in Note 1, the Company acquired 25% interest of Jining Power Plant on 18th June, 2002. Upon completion of the acquisition, Jining Power Plant became a wholly-owned power plant of the Company.

(ii) *Entrusted loans to a subsidiary*

The Company has granted entrusted loans to the Weihai Power Plant, through a financial institution, to finance the construction of the Weihai Power Plant Phase II. These loans have no guarantee and are unsecured. They bore interests at the prevailing lending rates at 6.21% per annum and were repayable in accordance with the following agreed schedules:

Financial year	Rmb
2002	31,735,090
2003	256,300,000
2004	441,882,956
Total	729,918,046

For six months ended 30th June, 2002, the interest income from the Weihai Power Plant amounted to approximately Rmb22.51 million (for six months ended 30th June 2001: Rmb22.24 million). As at 30th June, 2002, the outstanding entrusted loans, the related interest income and interest expense were eliminated in the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(8) Fixed assets

The movement of fixed assets and related accumulated depreciation was as follows:

	The Company and its subsidiary					
	As at 31st December, 2001	Reclassification	Transfer from CIP	Purchase/ Addition	Disposal	As at 30th June, 2002
Cost						
Buildings	1,732,485,624	(36,032,443)	67,625,569	19,965,460	(40,113,730)	1,743,930,480
Electric utility plant in service	44,379,628,068	(5,492,152)	3,816,304,528	4,598,142	—	48,195,038,586
Transportation and transmission facilities	680,343,529	26,415,589	119,225,000	113,000	—	826,097,118
Others	1,003,702,820	15,109,006	4,249,679	5,213,138	(13,887,294)	1,014,387,349
Total	47,796,160,041	—	4,007,404,776	29,889,740	(54,001,024)	51,779,453,533
Accumulated depreciation						
Buildings	(382,581,410)	16,932,829		(35,653,113)	699,999	(400,601,695)
Electric utility plant in service	(13,366,892,531)	16,231,993		(1,478,262,130)	—	(14,828,922,668)
Transportation and transmission facilities	(203,466,363)	(26,814,633)		(11,483,531)	—	(241,764,527)
Others	(419,704,810)	(6,350,189)		(53,806,692)	9,523,307	(470,338,384)
Total	(14,372,645,114)	—		(1,579,205,466)	10,223,306	(15,941,627,274)
Net book value	33,423,514,927					35,837,826,259

52

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(8) Fixed assets *(Cont'd)*

	The Company						
	As at 31st December, 2001	Reclassification	Acquisition of Jining Power Plant	Transfer from CIP	Purchase/ Addition	Disposal	As at 30th June, 2002
Cost							
Buildings	1,629,408,590	(36,032,443)	34,643,056	67,625,569	19,747,660	(25,384,448)	1,690,007,984
Electric utility plant in service	39,871,242,788	(5,492,152)	851,816,903	3,816,304,528	4,598,142	—	44,538,470,209
Transportation and transmission facilities	474,652,802	26,415,589	—	119,225,000	113,000	—	620,406,391
Others	857,241,476	15,109,006	39,706,058	4,249,679	4,976,428	(13,016,959)	908,265,688
Total	42,832,545,656	—	926,166,017	4,007,404,776	29,435,230	(38,401,407)	47,757,150,272
Accumulated depreciation							
Buildings	(358,144,417)	16,932,829	(15,955,770)		(33,680,957)	331,330	(390,516,985)
Electric utility plant in service	(11,313,108,318)	16,231,993	(671,136,361)		(1,367,746,181)	—	(13,335,758,867)
Transportation and transmission facilities	(93,706,396)	(26,814,633)	—		(10,057,916)	—	(130,578,945)
Others	(332,908,664)	(6,350,189)	(29,739,496)		(47,434,783)	8,634,971	(407,798,161)
Total	(12,097,867,795)	—	(716,831,627)		(1,458,919,837)	8,966,301	(14,264,652,958)
Net book value	30,734,677,861						33,492,497,314

As at 30th June, 2002 and 31st December, 2001, there was no indication of impairment of fixed assets of the Company and its subsidiary and therefore no impairment loss of fixed assets was provided.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(9) Construction-in-progress

The movement of construction-in-progress was as follows:

	The Company and its subsidiary				
	As at 31st December, 2001	Addition	Transfer to fixed asset	As at 30th June, 2002	Source of financing
Dezhou Power Plant					
Phase III construction	3,984,124,899	529,190,234	(3,977,178,512)	536,136,621	Bank loans
Jining Power Plant					
Phase III construction	10,306,450	107,011,409	—	117,317,859	Internal fund
Other constructions	254,249,545	53,491,922	(30,226,264)	277,515,203	Internal fund
Total	4,248,680,894	689,693,565	(4,007,404,776)	930,969,683	
Including: capitalized interest	123,293,586	20,455,829	(143,740,000)	9,415	

	The Company				
	As at 31st December, 2001	Addition	Transfer to fixed asset	As at 30th June, 2002	Source of financing
Dezhou Power Plant					
Phase III construction	3,984,124,899	529,190,234	(3,977,178,512)	536,136,621	Bank loans
Jining Power Plant					
Phase III construction	10,306,450	107,011,409	—	117,317,859	Internal fund
Other constructions	254,249,545	52,315,319	(30,226,264)	276,338,600	Internal fund
Total	4,248,680,894	688,516,962	(4,007,404,776)	929,793,080	
Including: capitalized interest	123,293,586	20,455,829	(143,740,000)	9,415	

The budgeted total investment of Dezhou Power Plant Phase III is approximately Rmb6,385.71 million. As at 30th June, 2002, the construction of No.5 generator was completed and put into use; the percentage of completion of No. 6 generator was about 22%.

The budgeted total investment of Jining Power Plant Phase III is approximately Rmb850.9 million. The percentage of completion was about 14% as at 30th June, 2002.

For the six months ended 30th June, 2002, the applicable capitalization rate of the Company and its subsidiary was 4.22% (for the year ended 31st December, 2001: 5.75%).

As at 30th June, 2002 and 31st December, 2001, there was no indication that the construction-in-progress of the Company and its subsidiary were impaired and therefore no provision for impairment loss was recognized.

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(10) Intangible assets

The movement of intangible assets, which comprised land-use rights, goodwill and negative goodwill, was as follows:

The Company and its subsidiary

	Method of acquisition	Original cost	As at 31st December, 2001	Addition	Amortization	Accumulated amortization	As at 30th June, 2002	Remaining amortization period
Land use rights	Acquistion	738,795,274	672,049,157	—	(7,688,132)	(74,434,249)	664,361,025	41.5-49.5 years
Negative goodwill	Acquisition	(2,472,783,635)	(2,225,505,271)	—	123,639,181	370,917,545	(2,101,866,090)	8.5 years
Goodwill	Acquisition	2,778,714	—	2,778,714	—	—	2,778,714	8.5 years
Total		(1,731,209,647)	(1,553,456,114)	2,778,714	115,951,049	296,483,296	(1,434,726,351)	

The Company

	Method of acquisition	Original cost	As at 31st December, 2001	Acquired from Jining Power Plant	Addition	Amortization	Accumulated amortization	As at 30th June, 2002	Remaining amortization period
Land use rights	Acquisition	671,462,990	596,647,415	12,662,645	—	(6,688,699)	(68,841,629)	602,621,361	41.5-49.5 years
Negative goodwill	Acquisition	(2,472,783,635)	(2,225,505,271)	—	—	123,639,181	370,917,545	(2,101,866,090)	8.5 years
Goodwill	Acquisition	2,778,714	—	—	2,778,714	—	—	2,778,714	8.5 years
Total		(1,798,541,931)	(1,628,857,856)	12,662,645	2,778,714	116,950,482	302,075,916	(1,496,466,015)	

As at 30th June, 2002 and 31st December, 2001, there was no indication that the intangible assets were impaired and therefore no provision for impairment loss was recognized.

(11) Short-term loan

Short-term loan represented borrowings denominated in Rmb by the Company's subsidiary from a related party (see Note 5(2)(h)). It was secured by the Company.

The short-term loan bore interest at the rate of 4.788% per annum as at 30th June, 2002 (31st December, 2001: 5.301%).

(12) Dividend payable

On 12th March, 2002, the Board of Directors proposed a dividend of Rmb0.30 per share, totaling Rmb1,800 million for the year ended 31st December, 2001. As of 30th June, 2002, dividend amounting to Rmb1,786,050,000 had been paid by cash.

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(13) Taxes payable

Taxes payable comprised:

Item	30th June, 2002 The Company and its subsidiary	31st December, 2001 The Company and its subsidiaries
Income tax payable	236,496,505	292,615,418
VAT payable	169,106,629	209,020,304
Others	14,961,212	19,556,945
Total	420,564,346	521,192,667

(14) Other payables

Other payables comprised:

	30th June, 2002		31st December, 2001	
Item	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Payable to contractors for construction	605,296,364	598,268,220	716,955,977	699,719,117
Payable to power companies	10,195,950	10,195,950	10,195,950	10,195,950
Deposits payable to contractors	115,764,718	106,149,719	120,559,122	103,133,403
Payable to Huaneng International Power Development Corporation ("HIPDC")	18,923,014	18,923,014	36,584,373	36,584,373
Payable to Weihai International Trust and Investment Corporation ("WITIC")	50,405,823	—	—	—
Housing fund payable	26,648,015	26,648,015	31,030,111	31,030,111
Service fee payable to foreign construction experts	28,124,210	28,124,210	28,124,210	28,124,210
Payable to employees for saving achieved in construction projects	26,043,378	26,043,378	26,043,378	26,043,378
Others	438,164,518	412,322,794	398,628,349	318,250,105
Total	1,319,565,990	1,226,675,300	1,368,121,470	1,253,080,647

As at 30th June, 2002 and 31st December, 2001, there was no other payables to the shareholders who were holding 5% or more of the equity interest in the Company, except for the payable to HIPDC which amounted to Rmb18,923,014 as mentioned in note 5(3) (31st December, 2001: Rmb36,584,373).

See Note 5 for related party transactions.

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(15) Long-term loans

Long-term loans comprised (all are credit loans unless otherwise stated):

Item		30th June, 2002 The Company and its subsidiary	30th June, 2002 The Company	31st December, 2001 The Company and its subsidiaries	31st December, 2001 The Company
Long-term loan from shareholders	(1)	778,120,058	778,120,058	793,281,815	793,281,815
Long-term loan from Nanjing Investment Corporation ("Nanjing Investment")		—	—	174,368,039	174,368,039
Long-term loan from WITIC	(2)	108,787,009	—	215,703,990	—
Long-term bank loans	(3)	9,798,450,995	9,187,470,995	11,321,254,221	10,711,041,247
		10,685,358,062	9,965,591,053	12,504,608,065	11,678,691,101
Less: current portion of long-term loans		(2,151,126,501)	(2,151,126,501)	(2,928,846,440)	(2,819,941,273)
Total		8,534,231,561	7,814,464,552	9,575,761,625	8,858,749,828

(1) Long-term loans from shareholders (including current portion) comprised:

Item	Currency	As at 30th June, 2002 Original	As at 30th June, 2002 Exchange rate	As at 30th June, 2002 Equivalent amounts in Rmb
Foreign currency bank loans on-lent by HIPDC	USD	94,008,776	8.2771	778,120,058
Less: current portion of long-term loans	USD	(23,534,464)	8.2771	(194,797,114)
Total		70,474,312		583,322,944

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(15) Long-term loans *(Cont'd)*

As at 30th June, 2002, long-term loans from shareholders comprised:

Lender	As at 30th June, 2002	Repayment period	Interest rate	Current portion
Bank loans on-lent by HIPDC				
Bank of China	777,763,925	1997-2004	LIBOR+0.9%	194,440,981
Banque de Paribus	356,133	1988-2002	7.40%	356,133
Total	778,120,058			194,797,114

The foreign currency bank loans bear interest at the prevailing lending rates, which are either fixed or floating as prescribed by the loan contract and are repayable in accordance with the repayment schedules set by the banks.

The foreign-currency bank loans were previously borrowed by HIPDC for financing the construction of power plants. All these outstanding long-term bank loans were restructured. HIPDC continued to borrow the loans from the banks and then on-lent the proceeds to the Company as shareholders loans. The existing terms of the loans including interest rates and repayment schedules remained intact after the restructuring.

(2) Long-term loan from WITIC

As at 30th June, 2002, long-term loan from WITIC amounted to Rmb108,787,009 (there is no current portion of the loan). The loan was borrowed by the Weihai Power Plant from WITIC to finance its construction with interest at 6.21% per annum. The loan is unsecured and is payable in accordance with the repayment schedules (from 1994 to 2004) (See Note 5(2)(g)).

(3) Long-term bank loans

Long-term bank loans (including current portion) comprised:

	As at 30th June, 2002	
	The Company and its subsidiary	The Company
Renminbi bank loans (a)	730,980,010	120,000,010
United States dollar bank loans (b)	9,067,470,985	9,067,470,985
	9,789,450,995	9,187,470,995
Less: current portion of long-term bank loans	(1,956,329,387)	(1,956,329,387)
	7,842,121,608	7,231,141,608

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(15) Long-term loans *(Cont'd)*

(3) Long-term bank loans *(Cont'd)*

As at 30th June, 2002, long-term bank loans comprised:

	The Company and its subsidiary				
Lenders	As at 30th June, 2002	Loan period	Interest rate	Current portion	Terms
Renminbi bank loans					
China Construction Bank-Shantou branch	120,000,010	1994-2002	6.21%	120,000,010	Guaranteed by HIPDC
China Construction Bank-Weihai branch*	480,980,000	1998-2004	6.21%	—	Guaranteed by the Company and WITIC
China Construction Bank-Weihaibranch*	30,000,000	1999-2005	6.21%	—	Guaranteed by the Company
China Construction Bank-Weihai branch*	100,000,000	1999-2007	6.21%	—	Guaranteed by WITIC
Sub-total	730,980,010			120,000,010	
United States dollar bank loans					
Sakura bank	66,216,798	1996-2003	LIBOR+0.45%	44,144,532	Nil
Dai-ichikangyo Bank	66,216,798	1996-2003	LIBOR+0.4%	44,141,872	Nil
Bank of China	522,870,435	2002-2004	LIBOR+0.6%	212,097,531	Nil
Bank of China	542,278,285	2002-2004	LIBOR+0.7%	219,967,377	Nil
Bank of China	526,080,601	2002-2004	LIBOR+0.8%	213,397,146	Nil
Bank of China	245,243,574	2002-2004	LIBOR+0.9%	99,479,611	Nil
	1,968,906,491			833,228,069	
On-lent loan by Bank of China					
American I&E Bank	2,627,875,888	1995-2011	5.95%	276,618,583	Guaranteed by HIPDC
American I&E Bank	345,238,361	1997-2012	6.60%	32,879,845	Guaranteed by HIPDC
American I&E Bank	1,418,004,584	1997-2012	6.54%	145,238,798	Guaranteed by HIPDC
Tokyo Bank	277,676,012	1995-2003	LIBOR+0.3%	185,117,341	Guaranteed by HIPDC
KFW Bank	901,010,902	1996-2011	6.60%	90,102,441	Guaranteed by HIPDC
Japan Fuji Bank	424,201,375	1996-2004	LIBOR+0.38%	169,680,550	Guaranteed by HIPDC
KFW Bank	511,692,391	1999-2014	6.36%	51,042,117	Guaranteed by Huaneng Group
Citibank**	592,864,981	1999-2015	LIBOR	52,421,633	Guaranteed by Huaneng Group
	7,098,564,494			1,003,101,308	
Sub-total	9,067,470,985			1,836,329,377	
Total	9,798,450,995			1,956,329,387	

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(15) Long-term loans *(Cont'd)*

(3) Long-term bank loans *(Cont'd)*

	The Company				
Lenders	As at 30th June, 2002	Loan period	Interest rate	Current portion	Terms
Renminbi bank loans					
China Construction Bank-Shantou branch	120,000,010	1994-2002	6.21%	120,000,010	Guaranteed by HIPDC
United States dollar bank loans					
Sakura bank	66,216,798	1996-2003	LIBOR+0.45%	44,144,532	Nil
Dai-ichikangyo Bank	66,216,798	1996-2003	LIBOR+0.4%	44,141,872	Nil
Bank of China	522,870,435	2002-2004	LIBOR+0.6%	212,097,531	Nil
Bank of China	542,278,285	2002-2004	LIBOR+0.7%	219,967,377	Nil
Bank of China	526,080,601	2002-2004	LIBOR+0.8%	213,397,146	Nil
Bank of China	245,243,574	2002-2004	LIBOR+0.9%	99,479,611	Nil
	1,968,906,491			833,228,069	
On-lent loan by Bank of China					
American I&E Bank	2,627,875,888	1995-2011	5.95%	276,618,583	Guaranteed by HIPDC
American I&E Bank	345,238,361	1997-2012	6.60%	32,879,845	Guaranteed by HIPDC
American I&E Bank	1,418,004,584	1997-2012	6.54%	145,238,798	Guaranteed by HIPDC
Tokyo Bank	277,676,012	1995-2003	LIBOR+0.3%	185,117,341	Guaranteed by HIPDC
KFW Bank	901,010,902	1996-2011	6.60%	90,102,441	Guaranteed by HIPDC
Japan Fuji Bank	424,201,375	1996-2004	LIBOR+0.38%	169,680,550	Guaranteed by HIPDC
KFW Bank	511,692,391	1999-2014	6.36%	51,042,117	Guaranteed by Huaneng Group
Citibank**	592,864,981	1999-2015	LIBOR	52,421,633	Guaranteed by Huaneng Group
	7,098,564,494			1,003,101,308	
Sub-total	9,067,470,985			1,836,329,377	
Total	9,187,470,995			1,956,329,387	

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(15) Long-term loans *(Cont'd)*

(3) Long-term bank loans *(Cont'd)*

* As at 30th June, 2002 and the coming year, the loan was not repayable within one year and therefore there was no current portion for the loan.

** *The interest rate of the loan from Citibank is LIBOR prior to the last drawdown date or LIBOR plus 0.075% thereafter. The* last drawdown date is 20th July, 2003 or the date of loan cancellation, if earlier.

(a) Renminbi bank loans were borrowed from local banks to finance the construction of the Shantou Power Plant and the Weihai Phase II. These loans bear interest at the prevailing lending rates and are repayable in accordance with the agreed repayment schedules set by the banks.

(b) As at 30th June, 2002, United States dollar bank loans amounted to US$1,095,485,998 (US$1= Rmb8.2771). United States dollar bank loans were borrowed mainly to finance the construction of the Dandong Power Plant, the Fuzhou Phase II, the Nantong Phase II, the Dalian Phase II and the Dezhou Phase III. These loans bear interest at prevailing lending rates and are repayable in accordance with the agreed repayment schedules set by the banks.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(16) Convertible Notes

Details of convertible notes comprised:

	As at 31st December, 2001	Redemption	Interest accrual	Interest payment	Interest reversal of unredeemed portion	As at 30th June, 2002
Principal	1,903,618,000	(1,735,468,714)	—	—	—	168,149,286
Interest	502,049,641	(495,910,093)	54,928,597	(16,656,557)	(44,411,588)	—
Total	2,405,667,641	(2,231,378,807)	54,928,597	(16,656,557)	(44,411,588)	168,149,286

In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million (Rmb1.904 billion) at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes mature on 21st May, 2004, unless previously redeemed or converted.

The notes are convertible, at the option of the noteholders, at any time from and including 21st August, 1997 up to and including the date of maturity, unless previously redeemed, at an initial conversion price of US$29.20 per ADS, each of which represents 40 Overseas Listed Foreign Shares, subject to adjustment in certain circumstances. No noteholder had converted the convertible notes to ADS as of 30th June, 2002.

The notes may be redeemed, at the option of the noteholders, in whole or in part, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest, if any. The Company has accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66%. On 21st May, 2002, notes amounting to US$209,685,000 were redeemed by the noteholders. The accrued put premium and interests in connection of the unredeemed portion were charged to the income statement during the six months ended 30th June, 2002.

The notes may be redeemed, at the option of the Company, at any time on or after 21st May, 2000, but prior to maturity, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, together with accrued interest, if any, if the closing price of the ADSs for a period of 30 consecutive trading days is at least 130% of the conversion price in effect on each such trading day.

62

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(17) Share Capital

Movement of the Company's share capital was as follows:

Item		As at 31st December, 2001	Addition (deduction)	As at 30th June, 2002
1.	Unlisted shares			
	Promoters shares	4,250,000,000	—	4,250,000,000
	Including: Domestic legal person shares	4,250,000,000	—	4,250,000,000
	Sub-total of unlisted shares	4,250,000,000	—	4,250,000,000
2.	Listed shares			
	Domestic shares listed in the PRC	250,000,000	—	250,000,000
	Overseas listed shares	1,500,000,000	—	1,500,000,000
	Sub-total of listed shares	1,750,000,000	—	1,750,000,000
3.	Total	6,000,000,000	—	6,000,000,000

(18) Capital surplus

Movement of capital surplus was as follows:

Item	As at 31st December, 2001	Addition	Deduction	As at 30th June, 2002
Share premium	10,259,449,295	—	—	10,259,449,295

(19) Surplus reserves

Movement of surplus reserve was as follows:

Item	As at 31st December, 2001	Addition	Deduction	As at 30th June, 2002
Statutory surplus reserve fund	1,942,515,383	182,089,067	—	2,124,604,450
Statutory public welfare fund	762,741,506	136,566,800	—	899,308,306
Total	2,705,256,889	318,655,867	—	3,023,912,756

63

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(20) Unappropriated profit

Movement of unappropriated profit was as follows:

Balance as at 31st December, 2000	6,961,104,819
Add: Net profit for 2001	3,636,064,244
Less: Transfer to statutory surplus reserve fund at 10% of net profit	(363,606,424)
Transfer to statutory public welfare fund at 7.5% of net profit	(272,704,818)
Dividends payable to ordinary shareholders	(1,800,000,000)
Balance as at 31st December, 2001	8,160,857,821
Add: Net profit for six months ended 30th June, 2002	1,820,890,668
Less: Transfer to statutory surplus reserve fund at 10% of net profit	(182,089,067)
Transfer to statutory public welfare fund at 7.5% of net profit	(136,566,800)
Dividends payable to ordinary shareholders	—
Balance as at 30th June, 2002	9,663,092,622

(21) Operating revenue

Sales of electric power

The Company and its subsidiary have contractual arrangements for the sale of electric power with the local power companies or provincial power companies.

For six months ended 30th June, 2002 and 2001, the revenue from the five largest customers of The Company and its subsidiary amounted to Rmb6,177,295,638 and Rmb6,102,390,795, representing 77.55% and 81.70% of the total revenue, respectively. For six months ended 30th June, 2002, and 2001, the revenues from the five largest customers of the Company amounted to Rmb5,375,354,344 and Rmb5,235,609,080, representing 75.38% and 79.29% of the total revenue, respectively.

(22) Financial expenses

Financial expenses comprised:

Item	For the six months period ended 30th June, 2002	For the six months period ended 30th June, 2001
	The Company and its subsidiary	The Company and its subsidiaries
Interest expenses	318,288,131	501,401,587
Less: Interest income	(73,021,217)	(52,306,746)
Exchange losses	2,625,085	188,571
Less: Exchange gain	(56,965)	(5,589,050)
Others	4,056,991	13,542,539
Total	251,892,025	457,236,901

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(23) Investment (loss) income

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Debt investment income:				
Income from bond investment	813,400	—	453,690	—
Income from entrusted loans	—	20,779,263	—	21,871,084
	813,400	20,779,263	453,690	21,871,084
Share of profit of subsidiaries	—	65,698,983	—	56,064,769
Share of loss of an associate	(16,934,662)	(16,934,662)	(1,233,199)	(1,233,199)
Total	(16,121,262)	69,543,584	(779,509)	76,702,654

(24) Non-operating expense

Non-operating expense comprised:

	For the six months period ended 30th June, 2002	For the six months period ended 30th June, 2001
	The Company and its subsidiary	The Company and its subsidiaries
Loss on disposal of fixed assets	—	10,161,472
Housing loss *	14,889,626	—
Donations	1,181,614	1,337,745
Others	2,435,403	5,305,719
Total	18,506,643	16,804,936

* Pursuant to Cai Qi [2000] 295 and Cai Qi [2000] 878 announced by the Ministry of Finance, the Company ceased to provide housing welfare fund and housing turnover fund after the issuance date of Cai Qi [2000] 295. When staff quarters were sold to employees after November 2000, the Company and its subsidiary recognized the difference between (i) the carrying amount of the staff quarters sold plus accrual for housing maintenance funds and actual disposal expenses incurred and (ii) the net proceeds collected from the employees as non-operating expense.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(25) Other cash paid relating to operating activities

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Cash paid for repair and maintenance expenses	267,275,326	233,778,517	255,266,510	225,735,726
Service fee payable to HIPDC	143,703,375	143,703,375	153,665,044	153,665,044
Others	204,762,682	141,306,268	357,793,081	200,179,245
Total	615,741,383	518,788,160	766,724,635	579,580,015

(26) Reconciliation of net profit to net cash flows from operating activities

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Net profit	1,820,890,668	1,820,890,668	1,646,858,472	1,646,858,472
Add/(less):				
Provision for bad debts	1,000,405	1,035,951	534,178	534,178
Provision for inventory obsolescence	119,800	192,577	645,812	645,812
Depreciation of fixed assets	1,579,205,466	1,458,919,837	1,533,178,850	1,348,536,991
Amortization of intangible assets	(115,951,049)	(116,950,482)	7,027,526	6,352,775
Amortization of long-term deferred expenses	1,868,302	1,841,485	13,319,382	11,818,233
Loss on disposal of fixed assets	14,812,684	8,808,015	9,618,292	9,618,292
Financial costs	322,257,093	295,626,756	497,365,781	455,906,776
Minority interests	42,346,715	—	31,369,986	—
Investment loss (income)	16,121,262	(69,543,584)	1,233,199	(54,831,570)
Increase in inventories	(55,694,698)	(52,805,059)	(73,294,092)	(62,212,174)
(Increase) decrease in operating receivables	(93,508,816)	(20,451,223)	178,131,447	(138,211,514)
Decrease in operating payables	(1,004,293)	(9,251,138)	(645,113,759)	(327,526,854)
Net cash flows provided by operating activities	3,532,463,539	3,318,313,803	3,200,875,074	2,897,489,417

(Amounts expressed in Rmb unless otherwise stated)

4. NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(27) Net increase in cash and cash equivalents

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Cash and cash equivalents, end of period	3,731,506,945	3,723,242,621	3,588,869,039	3,487,238,633
Less: cash and cash equivalents, beginning of year	(2,173,136,245)	(2,129,332,398)	(1,988,372,612)	(1,988,372,612)
Net increase in cash and cash equivalent	1,558,370,700	1,593,910,223	1,600,496,427	1,498,866,021

5. RELATED PARTY TRANSACTIONS

(1) Basic information of related party and nature of relationship with the Company

Related party includes:

(i) Enterprises that, directly or indirectly, control, or are controlled by, the reporting enterprise; and two or more enterprises subject to control from the same enterprise;

(ii) Joint ventures;

(iii) Associated enterprises;

(iv) Principal individual investors, key management personnel, or the close family members of such individuals;

(v) Other enterprises directly controlled by principal individual investors or key management personnel, or the close family members of such individuals.

HIPDC is the parent of the Company, details are as follows:

Name	Type of business	Legal representative	Place of incorporation	Registered capital	Principal activities
HIPDC	Joint venture	Li Xiaopeng	No.2 Fuxingmen South Street, Xi Cheng District, Beijing	USD450 million	Investment in power plants, develop and invest in other export-oriented enterprises

There was no change in the registered capital for HIPDC.

67

(Amounts expressed in Rmb unless otherwise stated)

5. RELATED PARTY TRANSACTIONS *(Cont'd)*

The shares of the Company owned by HIPDC and the movements are as follows (expressed in shares):

As at 31st December, 2001	Addition	Deduction	As at 30th June, 2002
2,554,840,000	—	—	2,554,840,000

Other related parties, which have no direct control but have transactions with the Company and its subsidiary, are as follows:

Name of related parties	Nature of relationship
Huaneng Group	Controlling parent company of HIPDC
China Huaneng Finance Company ("Huaneng Finance")	A subsidiary of Huaneng Group
SEPCO	Former minority shareholder of Jining Power Plant
WITIC	Minority shareholder of Weihai Power Plant
China Huaneng International Trade Economics Corporation ("CHITEC")	A subsidiary of Huaneng Group

(2) Related party transactions

a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. For the Shangan Power Plant, the Fuzhou Power Plant and the Shantou Oil-Fired Power Plant, such service fees include various costs of transmission incurred by HIPDC plus a profit margin of 10% of the average net book value of HIPDC's transmission facilities. For the Shantou Power Plant, the Shangan Power Plant Phase II and the Shanghai Power Plant, the annual service fees were fixed and equal to 12% of the original book value of HIPDC's transmission and transformer facilities. The total service fees paid to HIPDC's for six months ended 30th June, 2002 was approximately Rmb144 million (for the six months period ended 30th June, 2001: Rmb154 million).

b. At the time of the formation of the Company, the Company should pay land use rights fee for the land use rights obtained, regardless whether the five original operating plants obtained the land use rights previously or not. Thus, HIPDC paid approximately Rmb148 million to obtain the land use rights pertaining to existing sites occupied by the five original operating plants and transferred such land use rights to the Company at the same amount. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting from 1994. Such land use rights are recorded as intangible assets in the balance sheets and amortized in 50 years according to the land use rights terms.

(Amounts expressed in Rmb unless otherwise stated)

5. RELATED PARTY TRANSACTIONS *(Cont'd)*

(2) Related party transactions *(Cont'd)*

c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million. During the six months ended 30th June, 2002, the Company paid rental amounting to Rmb3 million to HIPDC (for the six months period ended 30th June, 2001: Rmb3 million).

d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment, the land use right of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of Rmb1.334 million.

e. As at 30th June, 2002, current deposits of approximately Rmb2,399 million (as at 31st December, 2001: approximately Rmb64 million) and fixed deposits of approximately Rmb783 million (as at 31st December, 2001: approximately Rmb3,689 million) were placed with Huaneng Finance. There was no material difference between the interest rate of the current and fixed deposits placed with Huaneng Finance and prevailing market interest rate.

f. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to rent out its building to the Company as office for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

g. As described in Note 4(15)(1) and Note 4(15)(2), certain bank loans were on-lent from HIPDC and drawn from WITIC to the company and its subsidiaries.

h. As at 30th June, 2002, Huaneng Finance had granted short-term loans amounting to Rmb100 million (as at 31st December, 2001: Rmb40 million) to the Company and its subsidiary. The interest rates of such loans have no material difference with the prevailing market interest rate. (see Note 4(11)).

i. As at 30th June, 2002, long-term bank loans of approximately Rmb6,114 million, Rmb1,105 million and Rmb300 million were guaranteed by HIPDC, Huaneng Group and WITIC, respectively (as at 31st December, 2001: Rmb8,868 million, Rmb1,666 million and Rmb300 million) (see Note 4(15)).

j. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For six months ended 30th June, 2002, the Company paid an agency fee to CHITEC amounted to US$0.328 million for equipment transportation and insurance service received (for the six months period ended 30th June, 2001: US$1.428 million).

k. As at 21st June, 2002, Weihai Power Plant, the subsidiary of the Company, proposed dividend for the year ended 31st December, 2001 after the approval of the Shareholders. The dividend to be distributed to WITIC, the minority interest of the Weihai Power Plant, amounted to Rmb50,405,824.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(Prepared in accordance with PRC Accounting Standards)
FOR SIX MONTHS ENDED 30TH JUNE, 2002 (UNAUDITED)
(Amounts expressed in Rmb unless otherwise stated)

5. RELATED PARTY TRANSACTIONS *(Cont'd)*

(2) Related party transactions *(Cont'd)*

I. Sales of the Company and its subsidiary to a related party:

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	Amount (Rmb)	Percentage	Amount (Rmb)	Percentage
Sales of electricity power to SEPCO	1,720,286,935	21.62%	1,718,799,354	23.01%

(3) The balance due from/to related parties are as follows:

	30th June, 2002		31st December, 2001	
	The Company and its subsidiary		The Company and its subsidiaries	
	Amount(Rmb)	Percentage	Amount(Rmb)	Percentage
Other receivables				
Deposit interest due from Huaneng Finance	5,578,768	3.78%	3,523,282	2.56%
Other payables				
Due to HIPDC	18,923,014	1.43%	36,584,373	2.67%
Due to WITIC	50,405,823	3.82%	—	—

The balances with HIPDC and WITIC are unsecured, non-interest bearing and repayable within one year.

6. CONTIGENT LIABILITY

	As at 30th June, 2002	
	The Company and its subsidiary	The Company
Guarantee for loan facilities granted to Rizhao Company	399,250,000	399,250,000
Guarantee for loan facilities granted to Weihai Power Plant	—	310,980,000
Notes receivable discounted with recourse	51,000,000	51,000,000
Total	450,250,000	761,230,000

(Amounts expressed in Rmb unless otherwise stated)

7. OBLIGATION AND COMMITMENTS

Commitments mainly relate to the construction of electric generation facilities, renovation projects for existing power plants and the purchase of coal. Capital commitment and coal purchase commitment amounting to Rmb2 billion was not included in the consolidated balance sheet of the Company and its subsidiary as at 30th June, 2002.

The Company has various operating lease arrangements with HIPDC for land and buildings. Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 30th June, 2002
Land and buildings	
- not later than one year	32,334,000
- later than one year and not later than two years	32,334,000
- later than two years and not later than three years	19,834,000
- later than three years	310,029,000
	394,531,000

In accordance with a 30-year land use operating lease agreement signed for the land occupied by Dezhou Phase I and Phase II in June 1994, annual rental is approximately Rmb29,874,000 million effective from June 1994 and is subject to revision at the fifth years since the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the six months period ended 30th June, 2002, the rental was Rmb14,941,227.

8. SUBSEQUENT EVENT

On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shanghai Shidongkou Power Limited Company, 70% equity interest in Suzhou Industrial Park Huaneng Power Limited Liability Company, 44.16% equity interest in Jiangsu Huaneng Huaiyin Power Limited Company and all of the assets and liabilities of China Huaneng Group Company Zhejiang Changxing Power Plant (the "Acquisition"). The total consideration for the Acquisition was Rmb2,050 million payable in cash using internal surplus cash resources.

The power plants under the Acquisition comprise coal-fired power generation facilities in Jiangsu province or Zhejiang province. The power generated by the power plants are sold to the respective provincial power companies. The proportionate share of the total installation capacity of these power plants based on the equity interests held is 1,686.6 MW in total.

The Acquisition became effective on 1st July, 2002 as the Company obtained the ownership and control over the relevant assets, after obtaining all the necessary government approvals on the Acquisition and the payment of the purchase consideration on that date.

71

(Amounts expressed in Rmb unless otherwise stated)

9. HEDGING OF INTEREST RATE RISK

The Company entered into interest rate swap agreements with Bank of China to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 30th June, 2002, the notional amount of the outstanding interest swap agreements were approximately US$67.15 million.

10. STAFF BENEFITS

Retirement plan and post-retirement benefits

All PRC employees of the Company and its subsidiary are entitled to a monthly pension at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company and its subsidiary are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20% (personal contribution of 6% to 7%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiary for the six months period ended 30th June, 2002 was approximately Rmb72.2 million (for the six months period ended 30th June, 2001: Rmb40 million).

In addition, the Company and its subsidiary have implemented a supplementary retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiary, and the Company and its subsidiary are required to make a contribution equal to two to three times of the employees' contributions. Such contributions are recorded as deductions of welfare payable. The contributions paid by the Company and its subsidiary for the six months period ended 30th June, 2002, was approximately Rmb53.8 million (for the six months period ended 30th June, 2001: Rmb47 million).

The Company and its subsidiary have no further obligation for post-retirement benefits beyond the above annual contributions made.

(Amounts expressed in Rmb unless otherwise stated)

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP")

The financial statements, which are prepared by the Company and its subsidiary in conformity with PRC GAAP, differ in certain respects from IAS and US GAAP. Major differences between PRC GAAP, IAS and US GAAP which affect the net income and net assets of the Company and its subsidiary are summarized as follow:

	Net Income	
	For the six months period ended 30th June,	
	2002	2001
Net income under PRC GAAP	1,820,890,668	1,646,858,472
Impact of IAS adjustments:		
Effect of recording repair and maintenance cost based on rate making process (a)	(92,233,553)	(84,642,063)
Difference in the basis of determining the amount of materials and supplies charged to operating expenses upon usage (b)	1,017,703	1,205,746
Difference in the recognition policy on housing benefits to the employees of the Company (c)	6,710,677	(4,347,529)
Difference in the recognition of financial liabilities (g)	3,563,641	(8,504,265)
Difference in accounting treatment of amortized cost of the liability component and put option relating to the convertible notes (h)	(32,376,779)	—
Difference in capitalization of borrowing costs (i)	83,981,026	—
Applicable deferred tax impact of the above GAAP differences (k)	(14,276,774)	—
Others	—	7,744,239
Net income under IAS	1,777,276,609	1,558,314,600
Impact of US GAAP adjustments:		
Recording housing benefits provided by HIPDC (c)	(13,076,285)	(13,076,285)
Difference in amortization of negative goodwill (e)	(123,639,182)	(43,545,380)
Difference in accounting treatment of convertible notes (h)	(9,567,499)	—
Difference in capitalization of borrowing costs (i)	(83,981,026)	—
Applicable deferred tax impact of the above GAAP differences (k)	32,822,652	—
Income before cumulative effect of a change in accounting principle under US GAAP	1,579,835,269	1,501,692,935
Effect of accounting change relating to the adoption of Statements of Financial Accounting Standards ("SFAS") 141 and SFAS 142 (f)	1,449,673,637	—
Deferred tax impact (k)	(333,825,791)	—
Net income under US GAAP	2,695,683,115	1,501,692,935

(Amounts expressed in Rmb unless otherwise stated)

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP") *(Cont'd)*

	Net Assets	
	30th June, 2002	31st December, 2001
Net assets under PRC GAAP	28,946,454,673	27,125,564,005
Impact of IAS adjustments:		
Effect of recording repair and maintenance cost based on rate making process (a)	(819,041,761)	(726,808,208)
Difference in the basis of determining the amount of materials and supplies charged to operating expenses upon usage (b)	(19,443,981)	(20,461,684)
Difference in the recognition policy on housing benefits to the employees of the Company (c)	90,237,803	83,527,126
Difference in the recognition of financial liabilities (g)	(11,311,811)	(14,875,452)
Difference in accounting treatment of convertible notes (h)	510,506,379	510,506,379
Adjustment relating to convertible notes arising from initial adoption of IAS 39 (h)	(463,920,605)	(463,920,605)
Difference in accounting treatment of amortized cost of the liability component and put option relating to the convertible note(h)	(32,376,779)	—
Difference in capitalization of borrowing costs (i)	83,981,026	—
Dividend in respect of the year but declared after the end of the year (j)	—	1,800,000,000
Applicable deferred tax impact of the above GAAP differences (k)	(14,276,774)	—
Net assets under IAS	28,270,808,170	28,293,531,561
Impact of US GAAP adjustments:		
Recording of capital contribution arising from acquisition of Shandong Huaneng (d)	862,922,394	862,922,394
Adjustments on negative goodwill		
-Difference in amortization of negative goodwill (e)	(210,729,942)	(87,090,760)
-Effect of accounting change relating to the adoption of SFAS 141 and SFAS 142 (f)	1,449,673,637	—
Adjustments on convertible notes		
-Reversal of put premium relating to convertible notes (h)	(510,506,379)	(510,506,379)
-Reversal of adjustment relating to the convertible notes arising from the initial adoption of IAS 39(h)	463,920,605	463,920,605
-Difference in accounting treatment of put premium relating to convertible notes (h)	(9,567,499)	—
Difference in capitalization of borrowing costs (i)	(83,981,026)	—
Applicable deferred tax impact of the above GAAP differences (k)	(301,003,139)	—
Net assets under US GAAP	29,931,536,821	29,022,777,421

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP") *(Cont'd)*

(a) Recording of repair and maintenance cost based on rate making process

Under the rate making process applicable to the Company (except for Dezhou Power Plant, Weihai Power Plant and Jining Power Plant), major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is allowed as an expense recoverable through power rates. The Company estimates that, over the useful life of its power plants, the total amount of repair and maitenance expenses determined on the above basis would approximate the total amount to be actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue under IAS and US GAAP. For PRC statutory financial reporting purposes, in accordance with the requirement of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.

(b) Difference in the basis of determining the amount of material and supplies

Under PRC GAAP, materials and supplies have been restated to the appraised value determined by independent valuer during the reorganization of the five original operating plants in 1994 and the appraised value has been used as the basis in determining the amount charged to operating expenses upon actual utilization. Under IAS and US GAAP, materials and supplies are charged to operating expenses at cost based on actual utilization.

(c) Difference in the recognition policy on housing benefits to the employees of the Company

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are born by the Company and HIPDC respectively.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses. Under IAS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service life of the employees. Under US GAAP, in addition to the recognition of the housing benefits provided by the Company on the above basis, the amount of housing benefits provided by HIPDC to the employees of the Company are also reflected as the Company's operating expenses using the same amortization policy. The corresponding amount is recorded as an addition of capital contribution of HIPDC.

(Amounts expressed in Rmb unless otherwise stated)

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP") *(Cont'd)*

(d) Amount of Negative Goodwill Upon Acquisition of Shandong Huaneng

As at 1st January, 2001, the Company acquired Shandong Huaneng ("Acquisition of Shandong Huaneng"). Under PRC GAAP and IAS, upon the completion of the Acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the Acquisition is recorded as negative goodwill.

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under US GAAP, upon completion of the Acquisition of Shandong Huaneng, Huaneng Group's proportionate share in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company.

After the Acquisition of Shandong Huaneng , the book value of the power plants of Shandong Huaneng continue to be the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Accordingly, in accordance with US regulatory accounting requirements, the book value of the remaining 66.91% of the net assets is effectively equal to fair value. The difference between these net asset values and the cash consideration is recorded as a negative goodwill and not taken into consideration when determining rate base in the tariff setting procedures.

As the accounting treatment for the acquisition of 33.09% equity interest of Shandong Huaneng from Huaneng Group under US GAAP is different from that under PRC GAAP and IAS, the amount of negative goodwill is different.

(e) Amortization of Negative Goodwill

In 2001, under PRC GAAP, IAS and US GAAP, the respective amounts of negative goodwill as determined on the basis as described in (d) above were recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. As the amount of negative goodwill under US GAAP was different from that under PRC GAAP and IAS, the amount recognized as income was also different.

In 2002, the amount of negative goodwill determined under PRC GAAP and IAS continued to be amortized on the same basis as described above. Under US GAAP, there was no amortization of negative goodwill after the adoption of SFAS 141 and SFAS 142 (see (f) below).

(f) Effect of the adoption of SFAS 141 and SFAS 142

Under US GAAP, upon the initial adoption of SFAS No. 141 "Business Combination" and SFAS No. 142 "Goodwill and Other Intangible Assets" on 1st January, 2002, the carrying amount of the negative goodwill determined under US GAAP as described in (d) above, net of deferred tax, was written off and recognized as the cumulative effect of a change in accounting principle.

(Amounts expressed in Rmb unless otherwise stated)

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP") *(Cont'd)*

(g) Accounting treatment of financial liability

The Company enters into interest rate swap agreements with local banks to convert certain floating rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 30th June, 2002, the notional amount of the outstanding interest rate swap agreement was approximately US$ 67 million. For the six months period ended 30th June, 2002, there was a gain amounted to approximately Rmb3.56 million arising from changes in the fair value of the interest rate swaps. Under PRC GAAP, such interest swap contracts are considered as off balance sheet items. Under IAS and US GAAP, derivative instruments are recorded as either assets or liabilities in the balance sheet at fair value, which is determined based on market conditions at each balance sheet date. Changes in the fair value of derivatives are recorded each period in current earnings or recognized directly in equity through the statement of changes in shareholders' equity, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39 and SFAS 133, such gain or loss was credited or charged to the income statement in the current period.

(h) Accounting Treatment of Convertible Notes

Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the convertible notes using the effective interest rate to of 6.66% up to of 21st May, 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

Under PRC GAAP and US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components. Under IAS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged/credited to the income statements.

11. NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP") *(Cont'd)*

(h) Accounting Treatment of Convertible Notes *(Cont'd)*

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. As described in note 4(16), a portion of the convertible notes was not redeemed by the noteholders on 21st May, 2002. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortised as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(i) Capitalization of borrowing costs

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(j) Dividend appropriation

Under PRC GAAP, dividends proposed or declared after the balance sheet date but before the date when the financial statements are authorized for issue are deducted from the unappropriated profit and recognized as a liability as at the balance sheet date. Under IAS and US GAAP, the dividends are recorded in the year in which the dividends are declared.

(k) Deferred Tax impact

This represents deferred tax effect on the above GAAP differences where applicable.

(Amounts expressed in Rmb unless otherwise stated)

12. MAJOR CHANGES IN THE CONSOLIDATE FINANCIAL STATEMENTS

Balance in the consolidated balance sheets as at 30th June, 2002 which changed more than 30% compared to those as at 31st December, 2001 and represented more than 5% of the total assets of the Company and its subsidiary as at 30th June, 2002 are as follows:

	30th June, 2002	31st December, 2001	Changes	
			Amount	%
Short-term investments (a)	1,059,411,093	6,225,171,786	(5,165,760,693)	-83%
Construction-in-progress (b)	930,969,683	4,248,680,894	(3,317,711,211)	-78%
Convertible notes (c)	168,149,286	2,405,667,641	(2,237,518,355)	-93%

(a) The Company disposed a portion of short-term investments to pay for the redemption of convertible notes. Therefore, the balance of short-term investments decreased as at 30th June, 2002 (Note 4(1) and 4(16)).

(b) Decrease in the balance of construction-in-progress was mainly because the No. 5 generator of Dezhou Power Plant Phase III construction has been completed and transferred to fixed assets in the current period (Note 4(9)).

(c) Decrease in the balance of convertible notes was due to the redemption of a substantial portion of the convertible notes amounted to approximately US$210 million by noteholders in the current period (Note 4(16)).

13. PRIOR YEAR COMPARATIVES

Certain prior year comparative figures have been reclassified to confirm to the presentation of financial statements for the six months period ended 30th June, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By_______________

Name: Wang Xiaosong
Title: Vice Chairman

Date: September 2, 2002